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INDEX TO STATEMENTS OF CASH RECEIPTS FROM INCLUDED CONTRACTS
INDEX TO STATEMENT OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Filed pursuant to Rule 424(b)(1)
Registration No. 333-201677

Prospectus

Fantex, Inc.

Fantex Series Michael Brockers Convertible Tracking Stock

and

Shares of Platform Common Stock issuable upon conversion of

the Fantex Series Michael Brockers Convertible Tracking Stock

           This prospectus has been prepared by Fantex and may be used by Fantex Brokerage Services, LLC ("FBS") in connection with offers and sales of these securities in secondary market transactions in these securities, including market-making transactions as may be effected from time to time. However, FBS is not obligated to make a market in the Fantex Series Michael Brockers Convertible Tracking Stock ("Fantex Series Michael Brockers"), and if it does so, it may discontinue any market-making activities at any time without notice, in its sole discretion. To the extent FBS chooses to act as a market-maker, it may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Fantex will not receive any proceeds from such secondary market offers and sales. All such transactions with respect to these securities that are made pursuant to a prospectus after the effectiveness of the registration statement of which this prospectus is a part are being made solely pursuant to this prospectus, as it may be supplemented from time to time.

           Our Fantex Series Michael Brockers is a tracking stock. Our tracking stocks do not represent an interest in a separate legal entity. Each of our tracking stocks, including our Fantex Series Michael Brockers and any tracking stock that we have or may create in the future, is intended to track and reflect the separate economic performance of a specific brand contract we have signed with an athlete, entertainer or other high profile individual. However, holders of shares of any of our tracking stocks will have no direct investment in the associated brand, brand contract or individual. Rather, investors in any of our tracking stocks will be our common stockholders and an investment in a tracking stock will represent an ownership interest in our company as a whole, which will expose holders to additional risks associated with any individual tracking stock that exists at the time of any investment or that we may establish and issue in the future. Michael Brockers and his affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations. The issuance of Fantex Series Michael Brockers will not result in an actual transfer of our assets or the creation of a separate legal entity.

           The platform common stock is intended to track and reflect the economic performance of all of our tracking stocks currently existing and those we may issue in the future. We will attribute to our Fantex Series Michael Brockers, any other outstanding tracking stocks, and the platform common stock certain assets and expenses, including in certain cases expenses related to other series of common stock of Fantex that may be issued from time to time in the future. Our board of directors at its sole discretion may convert the shares of Fantex Series Michael Brockers into platform common stock at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Michael Brockers. See our Annual Report on Form 10-K for the year ended December 31, 2014 and "Description of Capital Stock" herein.

           Holders of shares of our platform common stock and any of our tracking stocks, including shares of our Fantex Series Michael Brockers are each entitled to one vote per share of such stock. Following the consummation of this offering, Fantex Holdings, Inc. ("Fantex Holdings"), our parent company, will hold all 100,000,000 outstanding shares of our platform common stock, and thus will hold substantially all of the voting power of our outstanding common stock.

           We are an "emerging growth company," as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, are subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company." We have not generated profits and have substantially relied on money obtained from our parent, Fantex Holdings, to conduct our operations.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

           Shares of our Fantex Series Michael Brockers are new securities; there may not be an established market for them. We have not applied for a listing of our Fantex Series Michael Brockers on any securities exchange or for their inclusion in any established automated dealer quotation system. Our Fantex Series Michael Brockers is offered only through the website of our affiliated broker-dealer, FBS. Accordingly, we cannot assure you as to the development or liquidity of any market for our Fantex Series Michael Brockers. However, shares of our Fantex Series Michael Brockers will be issued in electronic form.

           Investors will be required to satisfy the suitability requirements described in the prospectus in order to invest in Fantex Series Michael Brockers.

           This offering is highly speculative and the securities involve a high degree of risk. Investing in our Fantex Series Michael Brockers should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" beginning on page 19 and in our Annual Report on Form 10-K for the year ended December 31, 2014.

           According to the NFL Players Association, the average career of a National Football League ("NFL") player lasts about 3 years and according to the NFL Management Council the average career length for (i) an NFL rookie that makes an opening day NFL roster is 6 years, (ii) an NFL player that is a 1st round draft pick is 9.3 years and (iii) an NFL player that is selected for or plays in at least one Pro Bowl is 11.7 years. We assume that Michael Brockers's career will be 12 years. We have conducted a valuation analysis and determined that the present value of the brand income that Michael Brockers may earn is approximately $34.0 million of which we would be entitled to 10% under our brand contract with Michael Brockers. We will attribute 95% of the income to which we are entitled under our brand contract with Michael Brockers to our Fantex Series Michael Brockers, while the remaining 5% will be attributed to the platform common stock. We made a number of assumptions to determine the value of the brand income. If any of our assumptions are materially incorrect, including our assumptions regarding the projected future earnings of Michael Brockers in football, football related activities and other brand income, the actual value of the brand income could be significantly less than $34.0 million, 96.5% of which is estimated to be derived from anticipated future contracts that do not exist as of the date of this prospectus. In such case, the return on investment or rate of return on an investment in Fantex Series Michael Brockers could be significantly below an investor's expectation.

FANTEX BROKERAGE SERVICES, LLC

The date of this prospectus is May 26, 2015.

        We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our Fantex Series Michael Brockers. The information in this prospectus is complete and accurate only as of May 15, 2015, regardless of the time of delivery of this prospectus or any sale of shares of our Fantex Series Michael Brockers. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

        This prospectus has been prepared by Fantex and may be used by FBS in connection with offers and sales of these securities in secondary market transactions in these securities, including market-making transactions as may be effected from time to time. However, FBS is not obligated to make a market in Fantex Series Michael Brockers and if it does so, it may discontinue any market-making at any time without notice, in its sole discretion. FBS has no current intention of acting as a market-maker in the secondary market for Fantex Series Michael Brockers, but may do so in the future. If FBS decides to make a market in a tracking stock, it will first amend its Form ATS filed with the Securities and Exchange Commission (the "SEC"), to reflect such change. To the extent FBS chooses to act as a market-maker, it may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Fantex will not receive any proceeds from such secondary market offers and sales. All such transactions with respect to these securities that are made pursuant to a prospectus after the effectiveness of the registration statement of which this prospectus is a part are being made solely pursuant to this prospectus, as it may be supplemented from time to time. This

i

delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Neither we nor the underwriters have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.

ii

WHERE YOU CAN FIND MORE INFORMATION; INFORMATION
INCORPORATED BY REFERENCE

Available Information

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Fantex Series Michael Brockers being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Fantex Series Michael Brockers offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document to which reference is made are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

        A copy of the registration statement and the accompanying exhibits and schedules and any other document we file with the SEC may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.fantexbrands.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus, except as specifically stated below.

Information Incorporated by Reference

        The SEC allows us to "incorporate by reference" information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC on March 27, 2015;

  •
  our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 10, 2015;

  •
  our Current Reports on Form 8-K as filed with the SEC on January 13, 2015, March 19, 2015 and April 17, 2015;

  •
  the description of common stock contained in our Forms 8-A as filed with the SEC on March 20, 2015, November 7, 2014, July 28, 2014 and May 2, 2014; and

  •
  our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 as filed with the SEC on May 13, 2015.

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, by contacting:

Fantex, Inc.
330 Townsend Street
Suite 234
San Francisco, CA 94107
Telephone: (415) 592-5950
Attention: Investor Relations

        You may also access these filings on our website at www.fantexbrands.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus, other than those filings with the SEC that we specifically incorporate by reference into this prospectus.

 PROSPECTUS SUMMARY

        The following summary highlights certain information about us and this offering contained or incorporated by reference in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including the documents incorporated by reference herein, before deciding to invest in our Fantex Series Michael Brockers. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements and Industry Data." Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus and in the information incorporated by reference herein.

        We are a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands ("brand income");

  •
  acquiring minority interests in such brand income; and

  •
  assisting our acquired brands in increasing their value through technology and by leveraging our marketing, advertising and strategic partnering expertise.

        On January 9, 2015, we entered into a brand contract with Michael Seth Brockers ("Michael Brockers"), a professional athlete in the National Football League (the "NFL"), and his affiliate, Brockers Marketing LLC, pursuant to which we will acquire an interest equal to 10% of the gross monies or other consideration (including rights to make investments) that Michael Brockers receives after October 15, 2014, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes), as a result of his activities in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching. As consideration for this interest under the brand contract, we will pay Michael Brockers a one-time cash amount of $3.44 million contingent upon our ability to obtain financing, which we intend to do through this offering.

        We have also entered into brand contracts with a number of other professional athletes, as discussed elsewhere or incorporated by reference in this prospectus. We intend to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income, and in some cases, with the affiliates of these individuals, whom we refer to, together with the individual, as the contract party. We are actively pursuing these additional brand contracts, but as of the date of this prospectus we have no current commitments to enter into any such additional brand contracts. All of our brand contracts, including those that we enter into in the future with other contract parties, are or are expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands, and we intend to finance the acquisition of additional brands through the issuance of additional tracking stocks linked to the value of such brands.

        We were incorporated in Delaware on September 14, 2012 as a wholly-owned subsidiary of our parent company, Fantex Holdings, Inc. ("Fantex Holdings" or "our parent"). Fantex Holdings was incorporated in Delaware on April 9, 2012. We have little operational history and limited assets and resources and to date we have relied on our parent to conduct our operations through its employees. From and after April 28, 2014, we have been operating under a management agreement with our parent, which we describe in more detail elsewhere in this prospectus (including documents incorporated by reference in this prospectus), but pursuant to which our parent provides us with certain management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. We will begin to assume management and administrative tasks at such time in the future as the actual cost of these services is less than our service fee to Fantex Holdings, which we do not anticipate would occur until we begin to receive significant cash flows from multiple brand contracts. However, if our parent is unable to perform any of the services that they are required to perform under the management agreement, due to financial difficulty or otherwise, then we may be forced to assume management and administrative tasks, and incur additional expenses, sooner than we anticipate. Until such time we will continue to rely on our parent to conduct our operations in accordance with the management agreement.

Evaluation, Acquisition and Enhancement of Brands

        Prior to entering into a brand contract, we conduct a detailed evaluation of the brand and the contract party to determine whether, in our opinion, the brand would be a suitable brand with the potential to generate significant brand income based on the criteria set forth below. We consider a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world. We seek brands that convey images and associations that we believe will be recognized and valued in the marketplace.

        As part of our brand evaluation, we review the brand's reputation and relative standing in their principal field, such as a wide receiver, running back, tight end or quarterback in the NFL, collect and analyze widely followed statistics, review existing contracts and potential for future contracts, assess the character and reputation of the contract party, assess potential future cash flow expected to be generated by the contract party as well as examine the brand's current positioning and marketing footprint (such as, for example, if they are on Twitter, the reach (how many followers), engagement level (how engaged are the followers), and potential for growth). This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to enhance the value of the brand.

        We believe we have extensive industry contacts among the board of directors, employees, consultants and advisors of our company and our affiliates, Fantex Holdings and Fantex Brokerage Services, LLC ("FBS"), which we utilize to access individuals and brands that meet our criteria. Through our contacts we seek to establish working relationships with these brands and their key advisors to begin the process of educating them about our business and the benefits of a brand contract and a continuing relationship. We enter into an arm's-length negotiation primarily to finalize a purchase price, our percentage of the contract party's brand income ("acquired brand income" or "ABI"), and the scope of brand income, including whether or not there would be any specific exclusions. We do, however, have limited experience in evaluating and entering into similar contracts with athletes, entertainers and other high-profile individuals because we are pioneering a new business model and to date we have only entered into a small number of brand contracts.

        We believe that developing a diverse portfolio of global brands will enable us to increase brand reach across our portfolio and allow us to provide unique insights that contract parties may employ to increase consumer awareness of their brands and our brands more generally. We believe that our combined efforts could lead to increased consumer engagement with the brands by optimizing message delivery, including driving engagement through the use of content developed by us or third parties. We seek to aid our brands in fostering positive brand associations in order to create a unique position in the marketplace that is independent of their primary occupation, such as an athlete in the NFL. We believe this will drive greater engagement with a connected audience and lead to greater longevity of the brands. We also believe that investors in a tracking stock linked to a brand are more likely to be consumer advocates for that brand. Investors in a tracking stock would have an economic interest in the growth of the associated tracking stock, and therefore we believe they may be more likely to follow and share brand information and be more active promoters of the associated brand than other fans or social network followers of the athlete. However, we have no history to demonstrate, and we can make no assurances, that any of our investors will in fact actively promote the associated brand.

        In addition to our services intended to help optimize the reach of the brand, we intend to provide advice to contract parties based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We believe that our proprietary internal data and our marketing insights will assist our contract parties to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement amounts and brand longevity post career.

        We note, however, that we have no contractual obligation to the contract party to engage in any of these activities that may enhance the value of our brands, and the contract party has no contractual obligation to act on any advice that we may provide. Brand development is a long-term strategy, and any investment we may make to promote our acquired brands will be for long- or medium-term results and would not be expected to increase brand income in the near-term, if at all. Moreover, as with other forms of marketing and brand enhancement strategies, the impact of our efforts on brand value may be difficult to determine objectively. Even if our promotion activities increase the endorsement income to a contract party, they may nonetheless have a negative impact on the market value of shares of the associated tracking stock because we will only receive a portion of any increased brand income. For example, because the ABI under our typical brand contract is 10% of brand income, our promotion efforts must produce brand income equal to at least ten times our costs for such promotion efforts in order to return our investment.

        If our brand enhancement strategy is unsuccessful, or if the contract party chooses not to accept any brand enhancement assistance from us, then the success of any brands we acquire will be entirely dependent upon the efforts of the contract party. In addition, the contract party is neither our affiliate, nor a director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders, and has no obligation to take any action whatsoever to enhance the value of the brand.

Our Tracking Units and Tracking Stocks

        To date, we have entered into a small number of brand contracts, and we have created or intend to create a tracking unit related to each of these brand contracts and a tracking stock related to such tracking unit, with each of:

Contract Party	Effective Date of Brand Contract	Tracking Unit Related to the Brand Contract	Tracking Stock Related to the Tracking Unit
Kendall Wright	March 26, 2015	Kendall Wright Brand	Fantex Series Kendall Wright
Jack Mewhort	March 26, 2015	Jack Mewhort Brand	Fantex Series Jack Mewhort
Michael Brockers	January 9, 2015	Michael Brockers Brand	Fantex Series Michael Brockers
Alshon Jeffery*	September 18, 2014	Alshon Jeffery Brand	Fantex Series Alshon Jeffery
Mohamed Sanu*	May 14, 2014	Mohamed Sanu Brand	Fantex Series Mohamed Sanu
EJ Manuel*	February 14, 2014	EJ Manuel Brand	Fantex Series EJ Manuel
Vernon Davis*	October 30, 2013	Vernon Davis Brand	Fantex Series Vernon Davis
Arian Foster	February 28, 2013	Arian Foster Brand	Fantex Series Arian Foster

*
The registration statement related to the offering of the tracking stock linked to the value of this brand has been declared effective by the SEC.

        You may view the real-time trading prices of our currently effective tracking stocks at www.fantex.com.

Conversion into Platform Common Stock

        Our platform common stock is intended to track and reflect the economic performance of all of our tracking stocks by having a small percentage of ABI from these tracking stocks attributed to it. In addition, to the extent not attributed to a particular tracking stock, our platform common stock will have attributed to it any of the direct liabilities, costs and expenses related to any of our offerings of our tracking stocks (other than underwriting discounts and commissions as applicable for any offering) or incurred by us or our parent in connection with any brand development activities prior to the consummation of the offering of any tracking stock. Our board of directors may at any time following the two-year anniversary of the filing of a certificate of designations creating a new tracking stock and convert such tracking stock into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking stock by the fair value of a share of our platform common stock.

Michael Brockers Brand

Michael Brockers Brand Contract

        Our brand contract with Michael Brockers entitles us to receive 10% of brand income for Michael Brockers after October 15, 2014. As consideration for the ABI under the brand contract, we will pay

Michael Brockers a one-time cash amount of $3.44 million contingent upon our ability to obtain financing, which we intend to do through an offering of shares of our Fantex Series Michael Brockers. We will have no further financial obligation to Michael Brockers under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Michael Brockers and us. If Michael Brockers resigns from the NFL within two years of the date of an offering of shares of our Fantex Series Michael Brockers for any reason other than injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $3.62 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

        For a further description of our brand contract with Michael Brockers please see "Business—Michael Brockers Brand—Michael Brockers Brand Contract."

Michael Brockers

        Michael Brockers is a defensive tackle for the St. Louis Rams in the NFL. He has been in the NFL since the 2012 season. He was selected in the first round of the 2012 NFL draft, the 14th pick overall. Michael Brockers attended Louisiana State University for two years, where he played defensive tackle in 27 games with 15 starts. During his two years of collegiate football at Louisiana State University, Michael Brockers had 79 tackles, 11 tackles for loss, and 2 sacks. He received Second-Team Associated Press All-Southeastern Conference honors in 2011. Following that season, Michael Brockers elected to enter the 2012 NFL Draft. Michael Brockers was born on December 21, 1990 and will be 24 years old at the start of the 2015 NFL season.

        During the 2012 NFL season, his rookie season, Michael Brockers played in 13 games and started 12 as a defensive tackle for the St. Louis Rams. Michael Brockers had 20 total tackles, 4 sacks, a pass defended, and a forced fumble. During the 2013 NFL season, Michael Brockers started all 16 regular season games for the St. Louis Rams as defensive tackle and recorded 38 total tackles, 5.5 sacks, and a forced fumble. In the 2014 NFL regular season, Michael Brockers started all 16 games for the St. Louis Rams and recorded 32 total tackles, 2 sacks and 1 pass defended.

        On August 31, 2012, during an NFL preseason game Michael Brockers suffered a high ankle sprain and was forced to miss the first three regular season games of the 2012 NFL season. In February 2013, Michael Brockers underwent clean-up surgery to remove bone chips in his left ankle. Michael Brockers has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Michael Brockers will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Michael Brockers's playing performance and the value of the Michael Brockers Brand.

Michael Brockers Brand Income

        Michael Brockers's brand income currently includes amounts from his NFL player contract with the St. Louis Rams, payments he may receive pursuant to certain endorsement contracts and any payments he may receive from NFL Players, Inc. pursuant to the NFL Group Licensing Agreement. Approximately 96.5% (before applying any discount rates for future earnings) of the total brand income that we estimated for Michael Brockers is derived from anticipated future contracts that do not exist as of the date of this prospectus, such as future playing contracts, future endorsements and/or additional brand generating income from coaching, broadcasting or the like. The opportunity to receive a return of capital or any profit from an investment in our Fantex Series Michael Brockers will depend in large part upon Michael Brockers's ability to play out his existing NFL player contract and enter into an additional high value multi-year NFL player contract and on his ability over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand generating income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources. We will not know for a number of years, including up to six years for his NFL player contract, whether and on what terms Michael Brockers would be able to secure such contract. For a more detailed description of the valuation of the Michael Brockers brand contract, please see the section entitled "—Michael Brockers Brand Contract, at Estimated Fair Value" beginning on page 33.

  NFL Player Contract

        Michael Brockers has completed the third year of a four year player contract with the St. Louis Rams, pursuant to which he is eligible to receive for the 2012 season through the 2015 season a salary of up to an aggregate of $4.157 million ($0.39 million in 2012, $0.823 million in 2013, $1.256 million in 2014, $1.688 million in 2015). Any of these payments received after October 15, 2014, would be considered brand income when received by Michael Brockers, and thus we would be entitled to 10% of these amounts when paid. To the extent Michael Brockers elects to defer receipt of his compensation under his NFL player contract, pursuant to Article 26, Section 6 of the Collective Bargaining Agreement (the "CBA") by and between National Football League Management Council and the National Football League Players' Association (the "NFLPA") for purposes of the brand contract, such deferred compensation will be deemed to have been received by Michael Brockers on the due date provided in his NFL player contract, prior to any such deferral, and we will be entitled to 10% of these amounts as of such due date. Payments under the NFL player contract are made in installments over the course of the applicable regular season period. Therefore, we expect that the Michael Brockers will be subject to seasonal fluctuations in attributed income.

        For a further description of the duration, compensation and other material provisions of the NFL player contract, please see "Business—Michael Brockers Brand—Michael Brockers Brand Income—NFL Player Contract—St. Louis Rams."

  Other Contracts

        Other than payments Michael Brockers may receive from NFL Players, Inc. pursuant to the NFLPA Group Licensing Agreement, there are currently no other included contracts.

Other Brands

Kendall Wright Brand

        Our brand contract with Kendall Wright (together with any affiliates, as the context requires, "Kendall Wright") entitles us to receive 10% of brand income for Kendall Wright after December 1, 2014. Brand income generally means gross monies or other consideration (including rights to make investments) that Kendall Wright receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).

        As consideration for the ABI under the brand contract, we will pay Kendall Wright a one-time cash amount of $3.125 million contingent upon our ability to obtain financing, which we intend to do through an offering of shares of our Fantex Series Kendall Wright Convertible Tracking Stock (our "Fantex Series Kendall Wright"). We will have no further financial obligation to Kendall Wright under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Kendall Wright and us. If Kendall Wright resigns from the NFL within two years of the date of an offering of shares of our Fantex Series Kendall Wright for any reason other than injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $3.33 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

        For a further description of our brand contract with Kendall Wright please see "Business—Other Brands—Kendall Wright Brand—Kendall Wright Brand Contract."

Jack Mewhort Brand

        Our brand contract with Jack Mewhort (together with any affiliates, as the context requires, "Jack Mewhort") entitles us to receive 10% of brand income for Jack Mewhort after February 15, 2015. Brand income generally means gross monies or other consideration (including rights to make investments) that Jack Mewhort receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).

        As consideration for the ABI under the brand contract, we will pay Jack Mewhort a one-time cash amount of $2.52 million contingent upon our ability to obtain financing, which we intend to do through an offering of shares of our Fantex Series Jack Mewhort Convertible Tracking Stock (our "Fantex Series Jack Mewhort"). We will have no further financial obligation to Jack Mewhort under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Jack Mewhort and us. If Jack Mewhort resigns from the NFL within two years of the date of an offering of shares of our Fantex Series Jack Mewhort for any reason other than injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $2.68 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

        For a further description of our brand contract with Jack Mewhort please see "Business—Other Brands—Jack Mewhort Brand—Jack Mewhort Brand Contract."

Our Other Brands

        We also have brand contracts with Alshon Jeffery, Mohamed Sanu, EJ Manuel, Vernon Davis and Arian Foster.

Management Agreement

        We have entered into a management agreement with our parent, pursuant to which our parent has agreed to provide us with management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. We have agreed to pay 5% of the amount of the gross cash received by us, if any, pursuant to our brand contracts during any quarterly period as remuneration for the services provided. The amount of gross cash received used to calculate this 5% fee will include any portion allocated to reduction in carrying value on our financial statements but shall not take into account the changes in fair value of the brand contracts. As such, the service fee under the management agreement will be determined based on the total amount of actual cash received under the brand contracts in a given quarterly period prior to any adjustments for fair value and without regard to the expected cash receipts in such quarter as reflected in the financial statements for that quarter. To the extent we receive no cash for any period then we would not owe any fee for any services provided during that period. We may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of our cash receipts upon which the service fee is calculated, in light of the services being provided by our parent at the time and cost of those services.

        The agreement had an initial term through December 31, 2014, and was automatically renewed for a one-year term through December 31, 2015. It will continue to automatically renew for successive one-year terms each December 31 unless either party provides written notice of its intent not to renew at least three months prior to such renewal. We may also terminate any specific service and/or the agreement, without penalty, with 30 days prior written notice to Fantex Holdings. Fantex Holdings may terminate any specific service and/or the agreement with 180 days prior written notice to us, but if we, using our commercially reasonable efforts, are unable to either perform the services ourselves or enter into a reasonable arrangement with a third party to perform the services that we are unable perform ourselves, then Fantex Holdings will continue to perform such services for an additional period of 180 days.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus, including information incorporated by reference in this prospectus.

Conflicts of Interest

        The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"), because one of the underwriters, FBS, will have a "conflict of interest" pursuant to Rule 5121(f)(5)(B) because Fantex is under common control with FBS, and pursuant to Rule 5121(f)(5)(C)(ii) because at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to an affiliate of FBS. Rule 5121 requires that a "qualified independent underwriter" as defined in FINRA Rule 5121 must participate in the preparation of the registration statement of which this prospectus forms a part and perform due diligence investigations with respect to the registration statement and this prospectus. Accordingly, Merriman Capital, Inc. ("Merriman") is assuming the responsibilities of acting as the "qualified independent underwriter" in the offering. In consideration for its services and expenses as the qualified independent underwriter, FBS has agreed to pay Merriman a fee equal to $25,000, based on the sale of 362,200 shares of Fantex Series Michael Brockers in this offering at an initial public offering price of $10.00 per share (in each case, the amounts set forth on the front cover of this prospectus). Pursuant to FINRA Rule 5121, FBS will not confirm sales to accounts in which it exercises discretionary authority, if any, without the specific prior written approval of the account holder.

Subsequent Events

        On April 20, 2015 our Board of Directors declared a cash dividend of $0.50 per share to be paid to the holders of record of Fantex Series Vernon Davis as of the close of business on April 24, 2015, for an aggregate payment of $205,550. The dividend was paid on April 28, 2015.

 THE OFFERING

Shares offered	362,200 shares of Fantex Series Michael Brockers.
Common stock to be outstanding after this offering

100,000,000 shares of platform common stock, 421,100 shares of Fantex Series Vernon Davis, 523,700 shares of Fantex Series EJ Manuel, 164,300 shares of Fantex Series Mohamed Sanu, 835,800 shares of Fantex Series Alshon Jeffery and 362,200 shares of Fantex Series Michael Brockers.

Offering type

The offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of our Fantex Series Michael Brockers, this offering will be cancelled and no shares of our Fantex Series Michael Brockers would be sold to the public.

Voting rights

The holders of shares of our tracking stock, including Fantex Series Michael Brockers, and our platform common stock are each entitled to one vote per share of such stock. Following the consummation of this offering, Fantex Holdings, our parent company, will continue to hold substantially all of the voting power of our outstanding common stock. See "Description of Capital Stock."

Conversion

Our board of directors may, at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Michael Brockers, convert shares of our Fantex Series Michael Brockers into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Fantex Series Michael Brockers by the fair value of a share of our platform common stock. For a further description, including how we would determine the fair value of shares of our platform common stock and our Fantex Series Michael Brockers, please see "Description of Capital Stock."

Liquidation

In the event of a liquidation, dissolution or winding up of Fantex, including a change of control of Fantex, after payment or provision for payment of our debts and liabilities, each share of our common stock (including each of our tracking stocks and the platform common stock) will be entitled to receive a proportionate interest in the net assets of Fantex remaining for distribution to holders of common stock equal to the fair value of such share, provided that if the assets legally available for distribution to the holders of common stock are insufficient to permit the payment in full to each share of common stock the amount to which they would otherwise be entitled, then such assets available for distribution to the holders of common stock will be distributed to all holders of common stock ratably in proportion to the full amounts which they would be entitled to receive on shares of common stock held by them. If all distributions required above are made and there remain any assets available for distribution to holders of common stock such assets shall be divided among the holders of common stock in proportion to the amounts that were payable as required above in respect of the shares held by them. For a further description, including how we would determine the fair value of shares of our platform common stock and our tracking stocks, please see "Description of Capital Stock."

Dividends

We have in the past and continue to intend to pay cash dividends on a quarterly basis out of available cash for each tracking stock, including our Fantex Series Michael Brockers, equal to an amount in excess of 20% of the "available dividend amount" for such series, provided such dividend is not expected to have a material impact on our liquidity or capital resources. The available dividend amount for any tracking stock is, as of any particular date, an amount equal to the lesser of (a) total assets of our company legally available for the payment of dividends under Delaware law and (b) an amount equal to (i) the excess of the total assets attributed to the applicable tracking stock over the total liabilities attributed to such tracking stock, less the par value of the outstanding shares of such tracking stock; or (ii) if there is no such excess, the attributable income of the tracking stock for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

Use of proceeds	This prospectus is being delivered in connection with the sale of Fantex Series Michael Brockers by FBS in market-making transactions. We will not receive any of the proceeds from these transactions.
Electronic form and transferability

Fantex Series Michael Brockers (and any shares of our platform common stock issuable upon conversion of Fantex Series Michael Brockers) will be issued in electronic form only. Shares of our Fantex Series Michael Brockers are new securities; there are currently none issued and there is currently no established market. We do not intend to apply for a listing of our Fantex Series Michael Brockers or our platform common stock on any securities exchange or for their inclusion in any established automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for our Fantex Series Michael Brockers or our platform common stock. Neither Fantex Series Michael Brockers nor our platform common stock will be listed on any exchange and our platform common stock will not be transferable. There can be no assurance that an active trading market for Fantex Series Michael Brockers or platform common stock will develop, or that you will be able to resell shares of our Fantex Series Michael Brockers or platform common stock at a price that would reflect their fundamental value, if at all.

Secondary Trading

This prospectus is not an offer to sell shares of our Fantex Series Michael Brockers and it is not a solicitation of an offer to buy shares of our Fantex Series Michael Brockers in any jurisdiction where an offer or sale thereof is not permitted. As of the date of this prospectus, we are in the process of registering shares of our Fantex Series Michael Brockers described in this prospectus for sale in the following states:

Massachusetts, New Hampshire, South Carolina and Vermont.

We will not sell shares of our Fantex Series Michael Brockers to customers in any jurisdiction until registration is complete for that particular jurisdiction, or there is a valid exemption from such registration in such jurisdiction. As of the date of this prospectus, we expect that concurrent with the effectiveness of this registration statement we will be qualified to sell shares of our Fantex Series Michael Brockers in this offering under Blue Sky laws in the following states:

Alaska, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Illinois, Indiana, Louisiana, Michigan, Missouri, Mississippi, Nevada, New York, Ohio, Pennsylvania, Rhode Island, South Dakota, Texas, Utah, Wisconsin and Wyoming.

U.S. federal income tax consequences

For material U.S. federal income tax consequences of the acquisition, ownership, disposition and conversion of Fantex Series Michael Brockers and platform common stock, please see "Material U.S. Federal Income Tax Considerations" herein.

Maximum Investment Limits and Financial Suitability	Trading on FBS is subject to certain maximum investment limits, some of which are based on the financial suitability of the investor:

•

no investor will be allowed to purchase or hold more than 10% of any tracking stock issued by our company including the Fantex Series Michael Brockers offered hereby, except to the extent Fantex Holdings purchases any standby shares in this offering;

• investors with an annual gross income of less than $50,000 or a net worth (exclusive of home, home furnishings and automobile) of less than $50,000 may only invest up to $2,500 in this offering; and

•

investors with an annual gross income of between $50,000 and $100,000 or a net worth (exclusive of home, home furnishings and automobile) of between $50,000 and $100,000 may only invest up to $7,500 in this offering.

Moreover, certain states may impose more restrictive suitability and/or other investment limitations and you will be required to represent and warrant in your FBS account agreement that you meet the applicable state financial suitability and other investment standards before you invest in any series of common stock issued by our company, including the Fantex Series Michael Brockers offered hereby.

For California investors, the following suitability standards apply:
• For investments of more than $500 but less than $5,000—investors must have either (i) an annual gross income of at least $70,000 and a net worth of $70,000, or (ii) a net worth of $250,000; and

•

For investments of $5,000 or more—investors must have either (i) a gross income of at least $65,000 and a net worth of at least $250,000, or (ii) a net worth of at least $500,000. California investors in this category cannot invest more than 10% of their net worth in Fantex Series Michael Brockers.

For Ohio investors, the following suitability standards apply:

•

For investments of up to $750 per year in the aggregate—investors may invest up to $750 per year in the aggregate in all Fantex-related offerings without regard to an individual's net income or net worth;

•

For investments of more than $750 but less than $5,000 per year in the aggregate—investors must have either (i) a minimum net worth of $250,000, excluding primary residence, or (ii) a combined minimum annual net income of $70,000 and a minimum net worth of at least $70,000, excluding their primary residence; and

•

For investments by accredited investors—our sales to accredited investors, as defined in Rule 501 of Regulation D under the Securities Act, are not subject to a maximum cap on the aggregate amount sold per year to an investor, but are subject to normal suitability standards applicable to sales of securities to Ohio investors in accordance with Ohio Administrative Code 1301:6-3-19.

For Alaska investors, the following suitability standards apply:

•

Investors must have either (i) a minimum annual gross income of $60,000 and a minimum net worth of $60,000, exclusive of automobile, home and home furnishings; or (ii) a minimum net worth of $225,000, exclusive of automobile, home and home furnishings.

Risk factors	You should read "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our Fantex Series Michael Brockers.
OTC trading symbol	BRKSL

        The number of shares of our common stock to be outstanding after this offering is based on the following outstanding shares of our company as of May 15, 2015:

  •
  100,000,000 shares of our platform common stock;

  •
  835,800 shares of our Fantex Series Alshon Jeffery;

  •
  164,300 shares of our Fantex Series Mohamed Sanu;

  •
  523,700 shares of our Fantex Series EJ Manuel;

  •
  421,100 shares of our Fantex Series Vernon Davis; and

  •
  no other outstanding tracking stocks;

and excludes 7,500,000 shares of our platform common stock reserved for future issuance under our 2013 Equity Incentive Award Plan.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  that our certificate of designations for Fantex Series Michael Brockers, which we will file in connection with the consummation of this offering, is in effect; and

  •
  no purchases of Fantex Series Michael Brockers by Fantex Holdings or its directors or related persons in this offering. We expect Fantex Holdings and certain directors and related persons of Fantex Holdings will agree to purchase up to 174,000 shares and 74,900 shares, respectively, of our Fantex Series Michael Brockers in this offering (up to approximately 68.7% of the shares being offered by this prospectus) at the initial public offering price upon written confirmation from FBS that it is unable to locate other qualified purchasers for the shares at the initial public offering price. This amount may be increased by up to 18,000 shares to 266,900 shares or 73.7% of this offering prior to the closing of this offering.

 SUMMARY FINANCIAL AND OTHER DATA

        We have derived the following summary financial data from our audited financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 and from the information appearing in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, both of which are incorporated by reference in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. The summary financial data set forth below should be read together with the financial statements and the related notes to those statements and the statement captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

Statements of Operations and Balance Sheets

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013
Income/(Loss) from Brand Contracts	$1,537,275	$—	$(2,203,500)	$—
OPERATING EXPENSES:
Personnel Costs	357,612	309,189	1,308,698	875,718
Professional Services	660,543	685,958	2,136,554	2,305,020
General and administrative, exclusive of personnel costs	205,492	125,913	605,969	381,557

Total Operating Expenses	1,223,647	1,121,060	4,051,221	3,562,295

Net Income/(Loss)(1)	$313,628	$(1,121,060)	$(6,254,721)	$(3,562,295)

(1)
For a more detailed description of the Net Income/(Loss) attributable to our platform common stock and each of our Tracking Stocks as of March 31, 2015 and December 31, 2014 please see "Calculation of Net Income / (Loss) for Our Platform Common Stock and the Outstanding Tracking Stocks" below.

        The table below presents our balance sheet as of March 31, 2015 and December 31, 2014:

	As of
	March 31, 2015	December 31, 2014
Balance Sheet Data:
Cash and Cash Equivalents	$1,037,409	$929,440
Receivable from Contract Parties	93,526	60,487
Prepaid Assets	—	44,278
Investment in Brand Contracts, at Fair Value	16,460,902	7,221,182
Other Investments	110,800	—

Total Assets	$17,702,637	$8,255,387

Total Liabilities	$102,203	$76,172

Contributed Capital(1)	28,587,945	19,480,354
Accumulated Deficit	(10,987,511)	(11,301,139)

Total stockholders' equity	17,600,434	8,179,215

(1)
Includes par value of issued and outstanding shares and additional paid in capital. Please see "Capitalization" in this Registration Statement, our audited Financial

  Statements included in our Annual Report on Form 10-K and our unaudited Financial Statements included in our Quarterly Report on Form 10-Q.

  Calculation of Net Income / (Loss) for Our Platform Common Stock and the Outstanding Tracking Stocks:

	For the three months ended March 31, 2015
	Platform Common Stock	Fantex Series Vernon Davis Convertible Tracking Stock	Fantex Series EJ Manuel Convertible Tracking Stock	Fantex Series Mohamed Sanu Convertible Tracking Stock	Fantex Series Alshon Jeffery Convertible Tracking Stock	Total
Attributed Income / (Loss) from Brand Contracts(1)	$76,863	$126,361	$69,986	$89,506	$1,174,559	$1,537,275
Attributed Expenses:
Direct Expenses	1,211,999	2,665	692	1,313	6,978	1,223,647
Management Fees(2)	(9,714)	2,221	577	1,101	5,815	—

Total Attributed Expenses	1,202,285	4,886	1,269	2,414	12,793	1,223,647

Attributed Net Income / (Loss) Before Taxes	(1,125,422)	121,475	68,717	87,092	1,161,766	313,628

Attributed Income Taxes	—	—	—	—	—	—

Attributed Net Income / (Loss)	$(1,125,422)	$121,475	$68,717	$87,092	$1,161,766	$313,628

	For the year ended December 31, 2014
	Platform Common Stock	Fantex Series Vernon Davis Convertible Tracking Stock	Fantex Series EJ Manuel Convertible Tracking Stock	Fantex Series Mohamed Sanu Convertible Tracking Stock	Total
Attributed Income / (Loss) from Brand Contracts(1)	$(110,175)	$(398,100)	$(2,181,112)	$485,887	$(2,203,500)
Attributed Expenses:
Direct Expenses	3,989,774	54,245	5,026	2,176	4,051,221
Management Fees(2)	(49,866)	43,912	4,141	1,813	—

Total Attributed Expenses	3,939,908	98,157	9,167	3,989	4,051,221

Attributed Net Income / (Loss) Before Taxes	(4,050,083)	(496,257)	(2,190,279)	481,898	(6,254,721)

Attributed Income Taxes	—	—	—	—	—

Attributed Net Income / (Loss)	$(4,050,083)	$(496,257)	$(2,190,279)	$481,898	$(6,254,721)

(1)
In accordance with the Company's management and attribution policies, 5% of the income from a brand contract is attributed to the platform common stock with the remaining 95% attributed to the associated tracking stock.

(2)
Pursuant to the management agreement with our Parent, the management fee is calculated as 5% of the cash receipts for the period from the brand contracts. Pursuant to the management and attribution policies, 95% of the management fee from the receipt of cash for the three months ended March 31, 2014 and the year ended December 31, 2014 was attributed to each tracking series. The total management fee is incurred in the direct expenses of the platform common stock.

Results of Operations

Years Ended December 31, 2013 and 2014

        We began to generate income in the quarter ended June 30, 2014. As such our net loss from operations for the year ended December 31, 2013 was the result of the operating expenses associated with starting our business. For the year ended December 31, 2014, our net loss from operations increased by approximately $2.7 million compared to the prior year. This increase was primarily due to our updating the fair value of our brand contracts, following the 2014 NFL season in accordance with our valuation process, to account for the on-field performance of our contract parties.

        Due to EJ Manuel losing his starting quarterback job with the Buffalo Bills at the end of September 2014 and the corresponding impact on his on-field statistical performance in the 2014 NFL season, our estimate of the fair value of the brand contract with EJ Manuel declined by approximately $2.3 million. This decline was due to a decrease in our estimate of the length of EJ Manuel's playing career from 10 years to 9 years, a reduction in our estimate of the value of his future NFL playing contracts and reductions in our estimate of future endorsement earnings, all of which totaled approximately $2.9 million and were partially offset by an increase in the present value of brand contract cash flows of approximately $600,000. As a result of his poor on-field statistical performance in the 2014 NFL season, our estimate of the fair value of the brand contract with Vernon Davis decreased by approximately $400,000 primarily due to the decrease in our estimate of the length of Vernon Davis's playing career from 14 years to 13 years, the reduction in our estimate of the value of his future NFL playing contracts and the reduction in our estimate of his future endorsement earnings, all of which totaled approximately $1.0 million, and were partially offset by an increase in the present value of brand contract cash flows of approximately $600,000. Our estimate of the fair value of the brand contract with Mohamed Sanu increased by approximately $500,000 primarily due to his improved on-field statistical performance in the 2014 NFL season, which resulted in an increase in our estimates of his future NFL playing contracts of approximately $300,000 and an increase in the present value of the brand contract cash flows of approximately $200,000. In addition, total operating expenses increased by approximately $500,000 primarily due to increases in personnel costs caused by an increased the number of personnel and increases in marketing costs.

Quarters Ended March 31, 2014 and 2015

        We began to generate income in the quarter ended June 30, 2014. As such our net loss from operations for the quarter ended March 31, 2014 was the result of the operating expenses associated with starting our business. For the quarter ended March 31, 2015, the income from brand contracts was primarily due to the change in fair value of our brand contract portfolio resulting from the increase in present value of the brand contracts as the cash flows are brought closer to the present and to a lesser extent from net gains resulting from the receipt of cash payments due to us under those contracts.

RISK FACTORS

        Investing in our Fantex Series Michael Brockers involves a high degree of risk. Before making any decision to invest in shares of our Fantex Series Michael Brockers, you should carefully consider the risks described below, together with the other information contained or incorporated by reference in this prospectus, including the risks and uncertainties described in Part II, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we believe are not material at this time could also materially adversely affect our business, financial condition or results of operations. You should also refer to our financial statements and the notes to those statements, which are incorporated by reference in this prospectus. See also the information contained under the heading "Special Note Regarding Forward-Looking Statements and Industry Date" immediately following these risk factors. If any of the events discussed in the risk factors below or incorporated by reference in this prospectus occur, it could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our Fantex Series Michael Brockers could decline, and you could lose all or part of your investment.

Risks Relating to Michael Brockers

Michael Brockers's NFL player contract is a significant portion of the current cash we would receive under his brand contract.

        In 2012, Michael Brockers signed a four year contract with the St. Louis Rams worth up to $9.52 million, and his professional football compensation for the year ended December 31, 2014 made up over 99% of his annual income. The available brand income remaining as of October 15, 2014 under his existing NFL player contract was $2.94 million, all of which is guaranteed. We cannot guarantee that Michael Brockers will be able to enter into a new NFL player contract when the existing contract expires.

The profitability of Michael Brockers's brand contract is substantially dependent upon his ability to play out his existing NFL player contract and enter into additional high-value NFL player contracts, and on his ability to successfully attract and retain endorsements during his playing career and thereafter that exceed the amounts he has attracted historically and/or generate other brand income after his playing career. If Michael Brockers does enter into additional high-value NFL player contracts, there is no guarantee that any portion of such contracts will consist of guaranteed money.

        We anticipate that we will receive the majority of payments due under our brand contract with Michael Brockers during the period of his NFL playing career. His current NFL player contract represents the source of substantially all of the brand income, and we expect that Michael Brockers's annual income will continue to be more heavily weighted toward his NFL player contract than on other brand income generating activities.

        The length of Michael Brockers's NFL playing career is uncertain. Michael Brockers was born on December 21, 1990 and thus will be 24 years old at the start of the 2015 NFL season. Unless earlier terminated, Michael Brockers's current NFL player contract with the St. Louis Rams will expire at the conclusion of the 2015 NFL season. Because Michael Brockers will be 25 years old prior to the beginning of the 2016 season, NFL teams may be unwilling to enter into an NFL player contract with Michael Brockers for five years. In addition, Michael Brockers may not continue to perform well as an NFL player and therefore, future earnings may be substantially less than those under his current NFL player contract. If Michael Brockers is unable to sign a new NFL player contract or the terms of such new contract are materially worse than his current NFL player contract, the cash receipts from our Michael Brockers Brand will decline, which in turn may cause the market value of shares of our Fantex Series Michael Brockers to decline.

        In addition, in valuing Michael Brockers's potential lifetime brand income, we estimated the brand income Michael Brockers may earn as a result of his endorsements to be in excess of his historical earnings from endorsements. However, we do not know if his endorsement income will grow in the future, and we do not know if his reputation and brand will be enhanced as a result of his being one of our contract parties. In fact, his reputation and brand may be negatively affected by his willingness to enter into a brand contract and trade potential future earnings for present income.

        If future endorsement partners or NFL teams suspect that Michael Brockers has hidden motives behind accepting an upfront cash payment in exchange for a portion of his future earnings, future endorsement partners may be less willing to enter into contracts with Michael Brockers and may not find his promises of future performance under such contracts reliable. In addition, Michael Brockers's endorsement contracts that he may enter into during his NFL playing career may be terminated if Michael Brockers does not play for an NFL football team. Furthermore, Michael Brockers's ability to successfully attract and retain endorsements is dependent on Michael Brockers complying with the contractual requirements of those endorsements and there is no guarantee that Michael Brockers will do so. Moreover, future endorsement partners may be less willing to enter into contracts with Michael Brockers as a result of his entering into the brand contract with us in order to avoid public disclosure of their arrangements with Michael Brockers. For the aforementioned reasons, Michael Brockers may not be able to enter into new endorsement deals. In addition, his ability to generate other brand income after his playing career, such as through coaching or broadcasting, is unproven. His failure to attract and maintain key endorsements or generate other brand income after his playing career could have a negative impact on our cash received under the brand contract.

        The opportunity to receive a return of capital or any profit from an investment in our Fantex Series Michael Brockers will depend in large part upon Michael Brockers's ability to play out his existing NFL player contract and enter into additional high-value NFL player contracts and on his ability over the same period and beyond to enter into and maintain endorsement contracts that are significantly in excess of those he has had historically. If Michael Brockers does enter into additional high-value NFL player contracts, there is no guarantee that any portion of such contracts will consist of guaranteed money. For a more detailed description of the valuation of the Michael Brockers brand contract, please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Michael Brockers Brand Contract, at Estimated Fair Value" beginning on page 33.

Michael Brockers has been an NFL football player for less than five seasons and has limited historical data upon which to base our valuation and projections of his future earnings potential.

        Michael Brockers was drafted into the NFL prior to the 2012 season and has played in the NFL for less than five seasons. As a result, we have less information on his ability to be a successful defensive tackle and have little historical data upon which to build our analysis and valuation of the future NFL player contracts, future endorsements and other post-career contracts for Michael Brockers. In addition, the lack of sufficient career statistics limited our ability to use an econometric model to predict his career length. See the section entitled, "—Michael Brockers Brand Contract, at Estimated Fair Value—Michael Brockers Career Length" beginning on page 34 for a more detailed description of how we estimated Michael Brockers's career length. As a result, our valuation was dependent on an analytical method of deriving an expected career length for Michael Brockers, which could result in a greater margin of error than under the econometric model. The determination of career length is a significant factor in the valuation of the Michael Brockers's brand contract because it forms the basis from which we have determined that Michael Brockers will enter additional high-value NFL player contracts covering a career length of 12 years and that he shall continue to generate brand income from endorsement contracts spanning the course of his 12-year NFL playing career. 96.54% of Michael Brockers's estimated total lifetime brand income is based on projected player contracts, endorsements and post-career earnings, which we have discounted at a weighted-average discount rate of 14.82%.

Michael Brockers may suffer from an injury, illness or medical condition; any injuries, illnesses or medical conditions of Michael Brockers may affect the cash received by us under the brand contract.

        Any injury, illness or medical condition of Michael Brockers could cause you to lose a substantial portion or all of your investment in Fantex Series Michael Brockers. Even if not career ending, an injury, illness or medical condition could have a negative effect upon Michael Brockers's performance and may result in a loss of brand income that would otherwise have resulted from current and future NFL player contracts. A reduction in brand income will reduce our ABI, our ability to make dividend payments, if any, and have a negative impact on the value of shares of our Fantex Series Michael Brockers. Any of these outcomes could also affect our ability to enter into additional brand contracts or to finance the acquisition of additional brands, which would have an adverse impact on our ability to execute on our business strategy.

        On August 31, 2012, during an NFL preseason game Michael Brockers suffered a high ankle sprain, and was forced to miss the first three regular season games of the 2012 NFL season. In February 2013, Michael Brockers underwent clean-up surgery to remove bone chips in his left ankle. Michael Brockers has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL, and we expect that Michael Brockers will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Michael Brockers's playing performance and the value of the Michael Brockers Brand.

        A substantial portion of our anticipated income under the brand contract is attributable to Michael Brockers's current and future NFL player contracts. To the extent that the value of your investment is dependent on the competitive success of Michael Brockers, the likelihood of achieving such success is substantially reduced by serious or untimely injuries to Michael Brockers. If Michael Brockers is unable to play as a result of any injury, illness or medical condition he may be unable to enter into any future NFL player contracts. Additionally, certain endorsement contracts are made subject to an athlete's continued employment with the NFL and if he ceases to be an NFL player for any reason, including injury, illness or medical condition, his ability to maintain sponsors and his ability to attract new sponsors may be severely diminished.

Future negative publicity could damage Michael Brockers's reputation and impair the value of his brand.

        The return on your investment in shares of our Fantex Series Michael Brockers depends on the value and strength of Michael Brockers's brand and reputation as well as the financial success of Fantex as a whole. Michael Brockers has in the past received, and we expect that in the future he will continue to receive, media coverage. Unfavorable publicity regarding his professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding his on-field performance or off the field behavior or otherwise could damage his reputation and impair the value of his brand. Moreover, future endorsement agreements may contain "morality" clauses which would permit counterparties to endorsement agreements to terminate those agreements with the athlete in certain circumstances (such as if he were charged with a felony or other crime involving fraud, dishonesty, violence, physical harm to another person, possession or use of illegal drugs or moral turpitude), further reducing our potential ABI.

We have estimated that Michael Brockers will have a twelve year NFL career and sign a five year contract in his fifth season (2016) for $45.1 million. We based our estimate on the contract value of comparable defensive tackles who sign contracts in their fourth to sixth season and did not account for defensive tackles who cease playing football in the NFL due to illness or injury, are dropped from the team or are suspended or banned. The results on which our projections are based are not typical. It is difficult to estimate with precision the projected future earnings of Michael Brockers in football, football related activities, and other brand income because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return for an investment in Fantex Series Michael Brockers.

        Because the length of Michael Brockers's NFL playing career is uncertain, we made certain estimates to predict his career length. See the section entitled, "—Michael Brockers Brand Contract, at Estimated Fair Value—Michael Brockers Career Length" beginning on page 34 for a more detailed description of how we estimated Michael Brockers's career length. We estimated that Michael Brockers would perform under his current NFL player contract of four years. After expiration of his current NFL player contract, we estimated that Michael Brockers would sign a five year contract in his fifth season in the NFL, which would be the 2016 NFL season, for an estimated $45.1 million. In total, we estimated that Michael Brockers would have a career as a player in the NFL for twelve years.

        In estimating the value of Michael Brockers's potential second NFL player contract, we used a data set of defensive tackles who entered into multi-year NFL player contracts in their fourth to sixth NFL seasons. Based on a mathematical model taking into account statistical production, we assigned to each of these defensive tackles a relative weighting with the most comparable defensive tackles to Michael Brockers receiving a higher weighting. Using a methodology we believe to be statistically valid based on published research, we arrived at a sample size of the 9 most comparable player contracts.

        When estimating Michael Brockers's potential future contract, we did not account for defensive tackles who cease playing NFL football due to illness, injury, are dropped from the team or who are suspended or banned. The results on which our projections are based are not typical. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of Michael Brockers in football, football related activities and other brand income. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in Fantex Series Michael Brockers.

Risks Relating to this Offering, the Offering Process and the Fantex Platform

Our Fantex Series Michael Brockers is a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase shares of our Fantex Series Michael Brockers.

        Our Fantex Series Michael Brockers is highly risky and speculative. Our Fantex Series Michael Brockers is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Fantex Series Michael Brockers, you should not purchase shares of our Fantex Series Michael Brockers.

The offering of our Fantex Series Michael Brockers may not be completed.

        We expect to cancel this offering if we do not raise at least $3.62 million of gross proceeds. In such case, no shares of our Fantex Series Michael Brockers will be sold to the public.

Certain underwriters have conflicts of interest with respect to this offering.

        Because FBS, an underwriter for this offering, is under common control with us and we will receive all of the proceeds of the offering, FBS is deemed to have a "conflict of interest" under Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 which requires, among other things, that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, the registration statement and this prospectus. Merriman has agreed to act as the "qualified independent underwriter" for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including performing due diligence investigations and reviewing and participating in the preparation of the registration statement of which this prospectus forms a part. However, we cannot assure you that this will adequately address any potential conflicts of interest. In addition, we, Fantex Holdings and FBS have agreed to indemnify Merriman for acting as "qualified independent underwriter" against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Merriman may be required to make for those liabilities.

We expect that our offering will primarily attract individual investors, and therefore our initial public offering price may not be sustainable if and when trading begins, and the price of our Fantex Series Michael Brockers could decline rapidly and significantly.

        We have set an initial public offering price at $10.00 per share and expect that the market for our offering will primarily be individual investors.

        In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent, research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price in participating in our initial public offering. As a result, our initial public offering price may be different than the price that would be established in a more traditional underwritten offering involving institutional investors.

        In addition, institutional investors typically hold acquired shares for an extended period of time and trade their holdings infrequently, while individual investors may be more likely to trade their shares frequently and react to minor changes in the market value of our Fantex Series Michael Brockers, or may be more prone to have unexpected liquidity needs. This may result in greater volatility in the trading price of shares of our Fantex Series Michael Brockers. This, in turn, could cause increased imbalances in supply and demand and cause the shares of our Fantex Series Michael Brockers to decline in value.

        As a result, our stock price may not be sustainable if and when trading begins, and the price of our Fantex Series Michael Brockers may decrease once trading of our Fantex Series Michael Brockers begins.

Investors should not expect to sell our shares for a profit shortly after our Fantex Series Michael Brockers begins trading.

        During the offering process, we and our managing underwriters will monitor reservations in the offering to evaluate the demand that exists for our initial public offering. Based on this information, we and FBS may revise the price of our initial public offering set forth on the cover of this prospectus, or we may decide to change the number of shares of Fantex Series Michael Brockers offered through this prospectus. Any increases in the initial public offering price or the number of shares offered may result in there being little or no demand for our shares in secondary trading after completion of the offering.

Even if we do not change the number of shares offered or the offering price, the demand for our Fantex Series Michael Brockers may be completely satisfied by the initial public offering and there may be little or no demand for shares of Fantex Series Michael Brockers in the secondary market. If this were to occur, the price of our shares would likely decline following this offering. If your objective is to make a short term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit an offer to purchase shares in this offering.

If you purchase shares of our Fantex Series Michael Brockers in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Fantex Series Michael Brockers and the attributed net tangible book value per share of our Fantex Series Michael Brockers immediately after this offering.

        We are raising gross proceeds from investors in this offering of $3,622,000. Following this offering, the fair value of the Michael Brockers brand contract will be $3,440,000, and we will attribute only 95% of this value to Fantex Series Michael Brockers. As a result, investors purchasing Fantex Series Michael Brockers in this offering will pay a price per share that exceeds the net tangible book value per share that will be attributed to Fantex Series Michael Brockers as of immediately after this offering. As a result, investors purchasing Fantex Series Michael Brockers in this offering will incur immediate dilution of $0.98 per share. For a further description of the dilution that you will experience immediately following this offering, see "Dilution."

If analysts or commentators publish or establish target prices for our Fantex Series Michael Brockers that are below the initial public offering price or then current trading market price of our shares, the price of shares of our Fantex Series Michael Brockers may fall.

        We believe that analysts and commentators may publish price targets, and if they do they may rely upon methods to establish target prices for our Fantex Series Michael Brockers that may be different than methodologies that we use or that other investors use to value these shares. If analysts and commentators publish target prices for our Fantex Series Michael Brockers that are below our initial public offering price or the then current trading market price of our shares, it could cause our stock price to decline.

The price of our Fantex Series Michael Brockers might fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our Fantex Series Michael Brockers may prevent you from being able to sell shares of our Fantex Series Michael Brockers at or above the price you paid for such shares. The trading price of our Fantex Series Michael Brockers may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of Michael Brockers in the NFL;

  •
  our perceived financial standing and the stability of the Fantex platform;

  •
  market interest in trading our Fantex Series Michael Brockers;

  •
  number of shares available for trading;

  •
  liquidity needs of investors due to the overall performance of the equity markets or otherwise;

  •
  industry related regulatory developments;

  •
  investor perceptions of Michael Brockers, us and professional football;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in tax code that may affect the economics of your investment;

  •
  insolvency of Fantex or Michael Brockers;

  •
  regulatory findings, determinations or changes affecting our ability to operate;

  •
  sales of our Fantex Series Michael Brockers by a large stockholder;

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

        Under the terms of the standby purchase agreement, we expect that Fantex Holdings, our parent company, will agree to purchase from FBS, at the initial public offering price, up to 174,000 shares of Fantex Series Michael Brockers in this offering, and we expect certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 74,900 shares of Fantex Series Michael Brockers in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 18,000 shares to an aggregate of 266,900 shares prior to the closing of this offering. Under the terms of the standby purchase agreement and pursuant to FINRA Rule 5110(g)(1), neither Fantex Holdings nor any such director or related person of Fantex Holdings will sell, transfer, assign, pledge or hypothecate such shares of Fantex Series Michael Brockers, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of any shares purchased by them (i) for a period of 180 days after the effective date of this offering or (ii) thereafter unless the offering of such shares is registered pursuant to a subsequent registration statement. Because only a limited number of shares of our Fantex Series Michael Brockers may be available for sale in the public market after the closing of this offering if Fantex Holdings or any directors or related persons of Fantex Holdings participate, sales of a substantial number of shares of our Fantex Series Michael Brockers in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Fantex Series Michael Brockers.

        These and other factors might cause the market price of our Fantex Series Michael Brockers to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Fantex Series Michael Brockers and may otherwise negatively affect the liquidity of our Fantex Series Michael Brockers. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Fantex Series Michael Brockers could fluctuate based upon factors that have little or nothing to do with Fantex, Michael Brockers or the contract party, and these fluctuations could materially reduce our stock price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Transaction costs for trades on the FBS alternative trading system could decrease the liquidity of your investment in our Fantex Series Michael Brockers and could reduce or eliminate any positive return on your investment in our Fantex Series Michael Brockers.

        The transactions costs for you to trade on the FBS alternative trading system (the "FBS ATS") are expected to be up to 1% of the total amount of the purchase or sale, respectively, with lower amounts depending on whether or not you have an active trader account. This the cost of executing trades could be high relative to the size of your investment in our Fantex Series Michael Brockers, and this cost could cause investors to trade less frequently and to increase their holding periods. Thin trading in our Fantex Series Michael Brockers could, in turn, increase the spread between the bid price at which buyers are willing to acquire shares of our Fantex Series Michael Brockers and the ask price at which sellers are willing to sell their shares, making it more difficult to buy or sell at a time and price that meets your objectives. In addition, brokerage commissions associated with your transactions in Fantex Series Michael Brockers could increase your transaction costs and could reduce or eliminate your return on investment in our Fantex Series Michael Brockers or cause you to incur a loss on your investment.

Risks Relating to our Tracking Stock Structure

The market price of our tracking stocks could be affected by the on-field performance of our contract parties to the extent that such on-field performance has a long-term impact on the brand income received by such contract parties.

        Because our tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated contract parties, we do not believe that the trading price of our tracking stocks will necessarily bear any relationship to the short-term on-field performance of any of our contract parties. However, the trading prices and overall economic performance of our tracking stocks would be affected by the on-field performance of our contract parties to the extent that such on-field performance has a long-term impact on such contract party's brand income. If a contract party's on-field performance results in a reduction in brand income, then the ABI we receive from that contract party pursuant to the underlying brand contract will be less than we have estimated. Any reduction in the ABI that we receive under our brand contracts may constrain our ability to make dividend payments to investors in the related tracking stock, and could have a negative impact on the value of shares of such tracking stock. As a result, the economic performance of our tracking stocks may be indirectly affected by the on-field performance of our contract parties. Please see "—Estimated Fair Value of Brand Contracts not Consummated as of March 31, 2015" beginning on page 33 herein and "—Estimated Fair Value of Brand Contracts Consummated as of March 31, 2015" beginning on page 59 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 for information about changes in our estimates of the present fair value of our currently effective tracking stocks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

        This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our expectations regarding future ABI under our brand contracts, including longevity of our contract parties' careers and an ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking stocks or otherwise finance the purchase of additional ABI, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our ability to consummate the pending offerings of our tracking stocks, our attribution policies with respect to our series of common stock, our results of operations, cash needs, spending of the net proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, and the trends that may affect us or the contract parties.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the field in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the field in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

        We obtained data in this prospectus regarding the NFL and athletes in the NFL from our own internal estimates and research as well as from general publications, surveys and studies conducted by third parties. While we believe that the information is reliable, we have not independently verified the data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

 USE OF PROCEEDS

        This prospectus is being delivered in connection with the sale of Fantex Series Michael Brockers by FBS in market-making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2015 on:

  •
  an actual basis; and

  •
  a pro forma, as adjusted basis after further giving effect to:

  •
  the sale of 362,200 shares of Fantex Series Michael Brockers offered in this offering at an initial public offering price of $10.00 per share (in each case based on assumed amounts set forth on the front cover of this prospectus), after deducting underwriting discounts payable by us; and

  •
  the payment of $3.44 million purchase price to Michael Brockers for the acquisition of ABI under our brand contract with him.

        The foregoing assumes that the offerings of Fantex Series Kendall Wright, Fantex Series Jack Mewhort and Fantex Series Arian Foster have not been consummated. Offering expenses, estimated to be $257,000, will be paid by our parent and are not included in the calculation of cash and cash equivalents.

        The information in this table is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus:

	March 31, 2015
	Actual	Pro forma, as adjusted
Cash and Cash Equivalents	$1,037,409	$1,038,309
Stockholders' Equity:
Common Stock, $0.0001 par value, 1,500,000,000 shares authorized, 101,944,900 shares outstanding, actual; 102,307,100 shares outstanding, pro forma, as adjusted:
Platform Common Stock, 100,000,000 shares designated, issued and outstanding, actual and pro forma, as adjusted	10,000	10,000
Fantex Series Vernon Davis, 421,100 shares designated, issued and outstanding, actual; 421,100 shares designated, issued and outstanding, pro forma, as adjusted	42	42
Fantex Series EJ Manuel, 523,700 shares designated, issued and outstanding, actual; 523,700 shares designated, issued and outstanding, pro forma, as adjusted	52	52
Fantex Series Mohamed Sanu, 164,300 shares designated, issued and outstanding, actual; 164,300 shares designated, issued and outstanding, pro forma, as adjusted	16	16
Fantex Series Alshon Jeffery, 835,800 shares designated, issued and outstanding, actual; 835,800 shares designated, issued and outstanding, pro forma, as adjusted	84	84
Fantex Series Michael Brockers, 0 shares designated, issued and outstanding, actual; 362,200 shares designated, issued and outstanding, pro forma, as adjusted	—	36
Additional Paid in Capital	28,577,751	32,199,715
Accumulated Losses	(10,987,511)	(10,987,511)

Total Stockholders' Equity	17,600,434	21,222,434

Total Capitalization	$17,600,434	$21,222,434

        The number of shares of our common stock to be outstanding immediately following this offering set forth above is based on 100,000,000 shares of our platform common stock outstanding as of May 15, 2015, 421,100 shares of our Fantex Series Vernon Davis that were issued upon the consummation of the offering of our Fantex Series Vernon Davis, 523,700 shares of our Fantex Series EJ Manuel that were issued upon the consummation of the offering of our Fantex Series EJ Manuel, 164,300 shares of our Fantex Series Mohamed Sanu that were issued upon the consummation of the offering of our Fantex Series Mohamed Sanu, 835,800 shares of our Fantex Series Alshon Jeffery that were issued upon the consummation of the offering of our Fantex Series Alshon Jeffery, 362,200 shares of our Fantex Series Michael Brockers to be outstanding following this offering and zero shares of any other tracking stock outstanding as of May 15, 2015.

 DILUTION

        If you purchase shares of our Fantex Series Michael Brockers in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Fantex Series Michael Brockers and the attributed net tangible book value per share of our Fantex Series Michael Brockers immediately after this offering. As discussed in "Description of Capital Stock—Common Stock—Conversion," at any time following the two-year anniversary of the filing of a certificate of designations creating a new tracking stock, our board of directors may resolve to convert such tracking stock into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking stock by the fair value of a share of our platform common stock. Since conversion of a tracking stock into platform common stock would be done pursuant to an exchange ratio calculated based on the relative fair values of such tracking stock and the platform common stock, investors in this offering should not experience any dilution of the value of their shares as a result of the conversion of such shares into platform common stock.

        Our attributed net tangible book value per share of our Fantex Series Michael Brockers is determined by dividing our total attributed assets of the Michael Brockers brand contract less the total attributed liabilities of the Michael Brockers brand contract by the number of shares of outstanding Fantex Series Michael Brockers, in each case as of immediately after this offering and assuming the sale of 362,200 shares of Fantex Series Michael Brockers, and after giving effect to the attribution of:

  •
  95% of the ABI under our Michael Brockers brand contract to our Fantex Series Michael Brockers; and

  •
  5% of the ABI under our Michael Brockers brand contract to our platform common stock.

        After giving effect to the foregoing attributions, the attributed net tangible book value of the Michael Brockers brand contract will be $3.27 million, based on:

  •
  a fair value of $3.44 million for the Michael Brockers brand contract immediately following this offering; and

  •
  total attributed liabilities of the Michael Brockers brand contract of $0.00 immediately after this offering.

        For a detailed description of the valuation of the Michael Brockers brand contract, please see the section entitled "—Michael Brockers Brand Contract, at Estimated Fair Value" beginning on page 33.

        On a per share basis, our attributed net tangible book value per share of Fantex Series Michael Brockers immediately after this offering will be $9.02 per share, which represents an immediate dilution of $0.98 per share of Fantex Series Michael Brockers.

        The following table illustrates this dilution on a per share basis:

	Actual		Per Share
Initial public offering price per share			$10.00
Total number of shares of Fantex Series Michael Brockers	362,200
Fair value of Michael Brockers brand contract immediately after the offering	$3,440,000	(a)	$9.50
Less: 5% attribution to platform common stock	(172,000)		0.47
Less: total attributed liabilities to the Michael Brockers brand contract	—		—

Attributed net tangible book value of the Michael Brockers brand contract	$3,268,000		$9.02
Immediate dilution per share to investors in this offering on a stand-alone basis			$0.98

(a)
For a detailed description of the valuation of the Michael Brockers brand contract, please see the section entitled "—Michael Brockers Brand Contract, at Estimated Fair Value" beginning on page 33.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes for the years ended December 31, 2014 and 2013 included in our Annual Report on Form 10-K for the year ended December 31, 2014, and our unaudited financial statements and related notes for the three months ended March 31, 2015 and 2014 included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, both of which are incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Estimated Fair Value of Brand Contracts not Consummated as of March 31, 2015

Michael Brockers Brand Contract, at Estimated Fair Value

  Michael Brockers Estimated Brand Income

        On January 9, 2015, we entered into a brand contract with Michael Brockers and his affiliated company, Brockers Marketing LLC. The table below shows our estimates, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Michael Brockers as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand Income		% of Estimated Total Lifetime Brand Income
	Gross amount, before applying any discount rate(1)	Net amount, after applying discount rates	Gross amount, before applying any discount rate	Net amount, after applying discount rate	Weighted-average discount rate
Category A(2)	$2,500,926	$2,351,224	3.46%	6.92%	4.5%
Current NFL Contract (2014 & 2015)	$2,500,926	$2,351,224	3.46%	6.92%	4.5%
Current Endorsements (none)	$—	$—	—	—	—
Category B	$—	$—	—	—	—
Current NFL Contract (none)	$—	$—	—	—	—
Current Endorsements (none)	$—	$—	—	—	—
Category C	$69,823,275	$31,638,787	96.54%	93.08%	14.82%
Projected Player Contracts	$69,073,275	$31,375,089	95.51%	92.31%	14.79%
Projected Endorsements	$500,000	$239,548	0.69%	0.70%	16.25%
Projected Post-Career	$250,000	$24,150	0.35%	0.07%	20.00%

Total	$72,324,201	$33,990,011	100.00%	100.00%	14.46%

(1)
All amounts presented are gross payments due to Michael Brockers prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the

  CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

(2)
All amounts included in Category A are after October 15, 2014 and are guaranteed.
  •
  Category A—Category A income that we included in the model for Michael Brockers is his contractual salary for the 2014 and 2015 NFL playing seasons after October 15, 2014.

  •
  Category B—An example of Category B income that would be included in the model are portions of a player's current endorsement contracts for the 2016 NFL season and beyond.

  •
  Category C—Examples of Category C income that we included in the model for Michael Brockers are:

  •
  Projected Future NFL Contracts—Potential brand income related to anticipated future NFL playing contracts, following the expiration of Michael Brockers's current NFL player contract.

  •
  Projected Endorsements—Potential brand income related to anticipated future endorsement contracts during Michael Brockers's NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

  •
  Projected Post-Career—Potential brand income related to anticipated future contracts, such as future endorsements, and/or additional brand income generated from coaching, broadcasting, or the like, following Michael Brockers's NFL playing career.

        The most significant assumptions in our determination of fair value for Michael Brockers's brand contract include:

  •
  discount rates for each of Category A, Category B and Category C as set forth above;

  •
  that Michael Brockers would have an NFL career length of at least 12 years; and

  •
  that during this time he would play out his existing NFL player contract after the 2015 NFL season, despite the St. Louis Rams exercising the Fifth-Year Option under Article 7 of the CBA for Michael Brockers and enter into two additional NFL player contracts (the first of which will be entered into prior to the beginning of the 2016 NFL season) for at least $69.07 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

  Michael Brockers Discount Rates

        In determining the expected brand income for Michael Brockers, we used discount rates ranging from 4.5% to 20.0%, which are similar to those we have used with respect to the recent valuation of other brand contracts. We considered this appropriate in order to address the higher degree of uncertainty inherent in our estimates of projected future contracts primarily because Michael Brockers has played less than five seasons in the NFL.

  Michael Brockers Career Length

        Michael Brockers has been a defensive tackle in the NFL for less than five seasons. Therefore, we did not use an econometric model in determining his expected career length. Instead our valuation professionals reviewed a data set consisting of all defensive tackles who were signed by NFL teams as rookies between 1982 and 2012 and played in at least 37.5% of team games in their first two NFL seasons. According to www.nfl.com, there were a total of 337 defensive tackles in this data set, of which 262 were retired at the end of the 2013 NFL season. Based on a mathematical model taking into account draft position, games played, durability, sacks and Pro Bowl selection, we assigned to each of the defensive tackles in the data set a relative weighting with the most comparable defensive tackles to Michael Brockers (based on the above criteria) receiving a higher weighting. Using a sample size reduction methodology we believe to be statistically valid based on published research, we calculated the rounded square root of 262 to arrive at the sample size of the 16 most comparable defensive tackles to Michael Brockers (based on the above criteria). We then calculated the weighted average career length of the 16 most comparable players to Michael Brockers. Based on the weighted average career length of these 16 defensive tackles, we determined that Michael Brockers would have an estimated career length of 11.55 years, which we rounded up to 12 years for the purposes of our valuation.

Defensive Tackle	Career Length(1)	Weights Applied to Career Length	Weight- Adjusted Career Length
Dan Wilkinson	13	35.73%	4.65
Warren Sapp	13	11.00%	1.43
Bill Pickel	12	6.01%	0.72
John Henderson	10	5.78%	0.58
Bryant Young	14	5.03%	0.70
Shane Dronett	11	3.92%	0.43
Keith Millard	9	3.84%	0.35
Bill Maas	10	3.73%	0.37
Jerome Brown	5	3.49%	0.17
Gerard Warren	11	3.24%	0.36
William Perry	10	3.15%	0.31
Danny Noonan	6	3.08%	0.18
Jim Flanigan	10	3.07%	0.31
Kelvin Pritchett	14	3.02%	0.42
Corey Simon	8	3.00%	0.24
Chris Hovan	11	2.90%	0.32

Total		100.00%	11.55

(1)
Career lengths from NFL.com

  Michael Brockers Projected NFL Player Contract

        In determining that Michael Brockers would enter into two additional NFL player contracts, we assumed that he would have a career length of 12 years, as discussed above.

  Michael Brockers's Second NFL Player Contract

        Michael Brockers completed his third NFL season and has a current NFL player contract that expires following his fourth season in the NFL. We estimated that Michael Brockers would enter into a second NFL player contract prior to the 2016 season, his fifth NFL season. In estimating the value of this potential second NFL player contract, we began with a data set consisting of all 337 defensive tackles who were signed by NFL teams as rookies between 1982 and 2012 and played in at least 37.5% of team games in their first two NFL seasons. We then limited this data set to defensive tackles who have entered into NFL player contracts in their fourth to sixth NFL seasons between 1995 and 2014, resulting in a set of 74 players who have entered into a total of 88 contracts. Based on a mathematical model taking into account draft position, games played, durability, sacks, tackles, stuffs (a stuff is credited when a running play is stopped at or before the line of scrimmage) and Pro Bowl selection, we assigned to each of these defensive tackles a relative weighting with the most comparable defensive tackles to Michael Brockers (based on the above criteria) receiving a higher weighting. Using a sample size reduction methodology we believe to be statistically valid based on published research, we calculated the rounded square root of 74 to arrive at the reduced sample size of the nine most comparable players. We then calculated the weighted average length and weighted average annual value of the nine contracts signed by the nine most comparable defensive tackles after adjusting for estimated inflation in defensive tackle contract values over time. According to Spotrac.com, a division of MG3 WebWorks, the contract data is as follows:

Defensive Tackle	Calendar Year And Season In Which The New Contract Was Executed	Contract Length	Total Compensation Under The Contract	Average Annual Compensation Under The Contract	Inflation Adjusted Average Annual Compensation Amounts to Year 2016(1)	Weights Applied To Contract Length And Contract Amounts	Weight- Adjusted Contract Length	Weight Inflation Adjusted Average Annual Compensation Under The Contract
Warren Sapp	1998; prior to season 4	6	$36,050,000	$6,008,333	$17,203,367	21.11%	1.27	$3,631,807
Bryant Young	1997; prior to season 4	6	$26,000,000	$4,333,333	$15,680,031	11.23%	0.67	$1,761,400
Cornelius Griffin	2004; prior to season 5	6	$25,500,000	$4,250,000	$7,911,196	10.83%	0.65	$856,876
John Henderson	2006; prior to season 5	6	$34,000,000	$5,666,667	$8,333,333	10.20%	0.61	$849,871
Randy Starks	2008; prior to season 5	5	$20,050,000	$4,010,000	$5,185,345	9.49%	0.47	$492,319
Chris Hovan	2005; prior to season 6	1	$540,000	$540,000	$947,368	9.49%	0.09	$89,938
Terrance Knighton	2013; prior to season 5	2	$4,000,000	$2,000,000	$2,439,024	9.46%	0.19	$230,764
Mike Patterson	2010; prior to season 6	7	$33,500,000	$4,785,714	$5,899,186	9.20%	0.64	$542,882
Brandon Mebane	2011; prior to season 5	5	$25,000,000	$5,000,000	$6,230,530	8.97%	0.45	$559,132

Averages		4.89	$22,737,778	$4,066,005	$7,758,820

Total						100.00%	5.05	$9,014,989

(1)
Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016.

        The weighted average contract length was 5.05 years, which we rounded down to five years. We estimated that Michael Brockers will receive a five year contract in 2016 with a total value of approximately $45.1 million. Based on the comparable contracts we estimated Michael Brockers will receive a signing bonus of approximately $9.2 million in 2016 and salaries of $6.0 million, $8.1 million, $5.7 million, $7.3 million and $8.8 million in the 2016 - 2020 NFL seasons, respectively. Notwithstanding that the St. Louis Rams exercised the Fifth-Year Option under Article 7 of the CBA for Michael Brockers, we still estimate that Michael Brockers will receive his second NFL player contract prior to the 2016 NFL season upon the terms described above.

  Michael Brockers's Third NFL Player Contract

        We estimated that Michael Brockers would enter into a third NFL player contract prior to the 2021 season, his tenth NFL season. In estimating the value of this potential second NFL player contract, we began with a data set consisting of all 337 defensive tackles who were signed by NFL teams as rookies between 1982 and 2012 and played in at least 37.5% of team games in their first two NFL seasons. We then limited this data set to defensive tackles who have entered into NFL player contracts in their ninth to eleventh NFL seasons between 1995 and 2014, resulting in a set of 30 players who have entered into a total of 36 contracts. Based on a mathematical model taking into account draft position, games played, durability, sacks, tackles, stuffs (a stuff is credited when a running play is stopped at or before the line of scrimmage) and Pro Bowl selection, we assigned to each of these defensive tackles a relative weighting with the most comparable defensive tackles to Michael Brockers (based on the above criteria) receiving a higher weighting. Using a sample size reduction methodology we believe to be statistically valid based on published research, we calculated the rounded square root of 30 to arrive at the reduced sample size of the five most comparable players. We then calculated the weighted average length and weighted average annual value of the eight contracts signed by the five most comparable defensive tackles after adjusting for estimated inflation in defensive tackle contract values over time. According to Spotrac.com, a division of MG3 WebWorks, the contract data is as follows:

Defensive Tackle	Calendar Year And Season In Which The New Contract Was Executed	Contract Length	Total Compensation Under The Contract	Average Annual Compensation Under The Contract	Inflation Adjusted Average Annual Compensation Amounts to Year 2021(1)	Weights Applied To Contract Length And Contract Amounts	Weight- Adjusted Contract Length	Weight Inflation Adjusted Average Annual Compensation Under The Contract
Warren Sapp	2004; prior to season 10	7	$36,600,000	$5,228,571	$12,769,830	36.36%	2.55	$4,643,160
John Henderson	2010; prior to season 9	1	$550,000	$550,000	$889,522	8.78%	0.09	$78,123
John Henderson	2011; prior to season 10	2	$8,000,000	$4,000,000	$6,539,790	8.78%	0.18	$574,364
Randy Starks	2013; prior to season 10	1	$8,450,000	$8,450,000	$13,520,468	8.18%	0.08	$1,105,478
Randy Starks	2014; prior to season 11	2	$10,000,000	$5,000,000	$7,398,752	8.18%	0.16	$604,947
Mike Patterson	2013; prior to season 9	1	$880,000	$880,000	$1,408,049	7.93%	0.08	$111,589
Mike Patterson	2014; prior to season 10	1	$920,000	$920,000	$1,361,370	7.93%	0.08	$107,889
Dan Wilkinson	2003; prior to season 10	4	$8,505,000	$2,126,250	$5,578,952	13.87%	0.55	$773,891

Averages		2.38	$9,238,125	$3,394,353	$6,183,342

Total						100.00%	3.77	$7,999,441

(1)
Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016. Compensation was adjusted for inflation from 2016 to 2021 based on an annual inflation rate of 5.6%. The inflation rate used for this six year period was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014.

        Because Michael Brockers would only have 3 years left on his estimated career length prior to signing his final contract, we estimated that Michael Brockers will receive a 3 year contract in 2021 with a total value of $24.0 million. Based on the comparable contracts we estimated Michael Brockers will receive a signing bonus of $2.5 million in 2021 and salaries of $7.1 million, $9.2 million and $5.2 million in the 2021 - 2023 NFL seasons, respectively.

  Michael Brockers's Endorsements

        In determining that Michael Brockers would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Michael Brockers can demonstrate consistent success as a defensive tackle in the NFL, and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

        If any of our assumptions are incorrect then our estimate of the fair value of Michael Brockers's brand contract may be too high.

Kendall Wright Brand Contract, at Estimated Fair Value

        On March 26, 2015, we entered into a brand contract with Kendall Wright. The table below shows our estimates, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Kendall Wright as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand Income		% of Estimated Total Lifetime Brand Income
	Gross amount, before applying any discount rate(1)	Net amount, after applying discount rates	Gross amount, before applying any discount rate	Net amount, after applying discount rate	Weighted-average discount rate
Category A(2)	$1,678,345	$1,566,126	2.81%	5.01%	7.65%
Current NFL Contract (2014 & 2015)	$1,678,345	$1,566,126	2.81%	5.01%	7.65%
Endorsements (2015)	$—	$—	—	—	—
Category B	$—	$—	—%	—%	—%
Current NFL Contract (None)	$—	$—	—%	—%	—%
Endorsements (None)	$—	$—	—	—	—
Category C	$58,082,384	$29,682,684	97.19%	94.99%	15.71%
Projected Player Contracts	$57,382,384	$29,428,502	96.02%	94.17%	15.69%
Projected Endorsements	$450,000	$219,423	0.75%	0.70%	15.50%
Projected Post-Career	$250,000	$34,759	0.42%	0.11%	20.00%

Total	$59,760,729	$31,248,810	100.00%	100.00%	15.48%

(1)
All amounts presented are gross payments due to Kendall Wright prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

(2)
All amounts included in Category A are after December 1, 2014 and are guaranteed.
  •
  Category A—Category A income that we included in the model for Kendall Wright is his contractual salary for the 2014 NFL playing season after December 1, 2014 and his contractual salary and roster bonus (which was earned on March 15, 2015) for the 2015 NFL playing season.

  •
  Category B—An example of Category B income that we included in the model for Kendall Wright is his contractual salary for the 2016 NFL playing season and beyond.

  •
  Category C—Examples of Category C income that we included in the model for Kendall Wright are:

  •
  Projected Future NFL Contracts—Potential brand income related to anticipated future NFL playing contracts, following the expiration of Kendall Wright's current NFL player contract.

  •
  Projected Endorsements—Potential brand income related to anticipated future endorsement contracts during Kendall Wright's NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

    •
    Projected Post-Career—Potential brand income related to anticipated future contracts, such as future endorsements, and/or additional brand income generated from coaching, broadcasting, or the like, following Kendall Wright's NFL playing career.

        The most significant assumptions in our determination of fair value for Kendall Wright's brand contract include:

  •
  discount rates for each of Category A, Category B and Category C as set forth above;

  •
  that Kendall Wright would have an NFL career length of at least 11 years; and

  •
  that during this time he would play out his existing NFL player contract after the 2015 NFL season, despite the Tennessee Titans exercising the Fifth-Year Option under Article 7 of the CBA for Kendall Wright and enter into an additional NFL player contract, prior to the 2016 NFL season, for at least $57.38 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort Brand Contract, at Estimated Fair Value

        On March 26, 2015, we entered into a brand contract with Jack Mewhort. The table below shows our estimates, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand Income		% of Estimated Total Lifetime Brand Income
	Gross amount, before applying any discount rate(1)	Net amount, after applying discount rates	Gross amount, before applying any discount rate	Net amount, after applying discount rate	Weighted-average discount rate
Category A(2)	$582,446	$557,365	0.99%	2.22%	4.50%
Current NFL Contract (2015)	$582,446	$557,365	0.99%	2.22%	4.50%
Endorsements (None)	$—	$—	—	—	—
Category B	$1,652,228	$1,363,815	2.81%	5.42%	7.52%
NFL Contract (2016 and beyond)	$1,652,228	$1,363,815	2.81%	5.42%	7.52%
Endorsements (None)	$—	$—	—	—	—
Category C	$56,607,580	$23,229,085	96.20%	92.36%	16.02%
Projected Player Contracts	$55,907,580	$22,967,911	95.01%	91.32%	16.00%
Projected Endorsements	$450,000	$232,194	0.76%	0.92%	15.67%
Projected Post-Career	$250,000	$28,980	0.42%	0.12%	20.00%

Total	$58,842,254	$25,150,264	100.00%	100.00%	15.66%

(1)
All amounts presented are gross payments due to Jack Mewhort prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

(2)
All amounts included in Category A are after February 15, 2015.
  •
  Category A—Category A income that we included in the model for Jack Mewhort is his contractual salary for the 2015 NFL playing season after February 15, 2015.

  •
  Category B—An example of Category B income that we included in the model for Jack Mewhort is his contractual salary for the 2016 NFL playing season and beyond.

  •
  Category C—Examples of Category C income that we included in the model for Jack Mewhort are:

  •
  Projected Future NFL Contracts—Potential brand income related to anticipated future NFL playing contracts, following the expiration of Jack Mewhort's current NFL player contract.

  •
  Projected Endorsements—Potential brand income related to anticipated future endorsement contracts during Jack Mewhort's NFL playing career. An example of this would include a potential future endorsement contract with a significant new sponsor.

  •
  Projected Post-Career—Potential brand income related to anticipated future contracts, such as future endorsements, and/or additional brand income generated from coaching, broadcasting, or the like, following Jack Mewhort's NFL playing career.

        The most significant assumptions in our determination of fair value for Jack Mewhort's brand contract include:

  •
  discount rates for each of Category A, Category B and Category C as set forth above;

  •
  that Jack Mewhort would have an NFL career length of at least 10 years; and

  •
  that during this time he would play out his existing NFL player contract and enter into an additional NFL player contract for at least $55.91 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

BUSINESS

Michael Brockers Brand

Michael Brockers Brand Contract

        On January 9, 2015, we entered into a brand contract with Michael Brockers and his affiliate, Brockers Marketing LLC. This brand contract entitles us to receive 10% of Michael Brockers's brand income after October 15, 2014.

        In addition to the exclusions laid out above under "—Our Brand Contracts," brand income does not include the following specifically excluded income:

  •
  all proceeds from life, disability or injury insurance policy covering Michael Brockers; or

  •
  all amounts payable to Michael Brockers for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or St. Louis Rams as a result of any injury, illness, physical or mental condition, bereavement or birth of his child.

        As consideration for the ABI under the brand contract, we will pay Michael Brockers a one-time cash amount of $3.44 million (less $0.172 million to be held in escrow until six months of consecutive payments due under the brand contract have been timely delivered to us) contingent upon our ability to obtain financing for the purchase price. Our ABI under the brand contract is contingent upon our payment of the purchase price following the consummation of the offering of Fantex Series Michael Brockers. We will have no further financial obligation to Michael Brockers under the brand contract once this payment has been made, other than the indemnities described above.

Michael Brockers

        Michael Brockers is a defensive tackle for the St. Louis Rams in the NFL. He has been in the NFL since the 2012 season. He was selected in the first round of the 2012 NFL draft, the 14th pick overall. Michael Brockers attended Louisiana State University for two years, where he played defensive tackle in 27 games with 15 starts. During his two years of collegiate football at Louisiana State University, Michael Brockers had 79 tackles, 11 tackles for loss, and two sacks. He received Second-Team Associated Press All-Southeastern Conference honors in 2011. Following that season, Michael Brockers elected to enter the 2012 NFL Draft. Michael Brockers was born on December 21, 1990.

        During the 2012 NFL season, his rookie season, Michael Brockers played in 13 games and started 12 games as a defensive tackle for the St. Louis Rams. Michael Brockers had 20 total tackles, four sacks, a pass defended, and a forced fumble. During the 2013 NFL season, Michael Brockers started all 16 regular season games for the St. Louis Rams as defensive tackle and recorded 38 total tackles, 5.5 sacks, and a forced fumble. In the 2014 NFL regular season, Michael Brockers started all 16 games for the St. Louis Rams and recorded 32 total tackles, two sacks and one pass deflected.

        On August 31, 2012, during an NFL preseason game Michael Brockers suffered a high ankle sprain and was forced to miss the first three regular season games of the 2012 NFL season. In February 2013, Michael Brockers underwent clean-up surgery to remove bone chips in his left ankle. Michael Brockers has experienced these injuries as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Michael Brockers will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Michael Brockers's playing performance and the value of the Michael Brockers Brand.

        The essence of our vision of a brand identity for Michael Brockers is "thoughtful." When faced with having adult responsibilities as a child, he recognized the path to success and demonstrated a remarkably clear mind when making decisions to guide him on his journey. With Michael Brockers's ability to look ahead wisely, the substantial challenges he's faced have always been viewed as neither good nor bad—simply as obstacles that needed to be overcome. Michael Brockers's successes both on and off the field are the result of preparation and astute decision-making, and today he seeks to help others take the long view when it comes to finding their unique path to success.

        As part of our due diligence of Michael Brockers we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Michael Brockers of any events or incidents (personal or otherwise) relating to Michael Brockers that we believe would materially negatively impact the Michael Brockers Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of January 9, 2015, Michael Brockers is a sound credit risk with sufficient financial health and stability and with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $3.62 million if he retires from professional football within two years of the date of the offering of Fantex Series Michael Brockers for any reason other than a "good reason." For instance, as part of our due diligence, we were provided information that showed that Michael Brockers has substantial amounts of cash and liquid investments and limited debt, with an asset-to-debt ratio of greater than 7 to 1. In addition, as of January 9, 2015, Michael Brockers's current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the next 24 months. As a result, we have concluded that he is a sound credit risk. Other than $0.172 million of cash consideration to be held in escrow for six months, we have not required Michael Brockers to place any additional funds in an escrow account as security to cover the repayment of $3.62 million in the event he retires from professional football within two years following completion of the offering for any reason other than a "good reason." In addition, we intend to monitor the creditworthiness and financial health and stability of Michael Brockers on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.

Defensive Tackle Position

        The defensive tackle is a position on the defensive line whose principal role is to prevent the advancement of the offensive opponent. The defensive tackle will typically line up opposite one of the offensive guards. The roles and responsibilities of a defensive tackle depend on a team's defensive scheme. The roles and responsibilities of defensive tackles may consist of, but are not limited to: penetrating certain gaps in the offensive line, refusing to be moved by the offensive line, pursuing the quarterback, batting down passes, dropping into coverage in order to pursue screen passes, breaking up plays in the offensive backfield, or preventing the ball carrier from advancing past the line of scrimmage.

        The salary for an NFL football player is highly dependent upon his perceived ranking against other players in the position. All-Pro and Pro Bowl caliber players generally receive significantly higher compensation than players that are less well known. Based on media reports, the average annual compensation of the five highest paid defensive tackles for the 2013 season was approximately $9.65 million.

        Based on our analysis, the average career length of an NFL defensive tackle who was retired at the end of the 2013 NFL season and who was signed by an NFL team as a rookie between 1982 and 2012 and played in at least 37.5% of team games in his first two NFL seasons is approximately 7.46 years. This group consisted of 262 retired NFL defensive tackles. Utilizing the methodology described under

"Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies," we estimated Michael Brockers expected career length to be 12 years.

Michael Brockers Brand Income

        The information below is a summary of contracts of Michael Brockers that are included in his brand income. We refer to these as included contracts.

Included Contracts Under the Brand Contract with Michael Brockers

        The table below lists the included contracts as of January 9, 2015:

Counterparty	Type of contract	Product category
St. Louis Rams, Inc.	NFL Player Contract	N/A

        The following table shows historical information of cash receipts for included contracts for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013 are derived from our statements of cash receipts from included contracts found in our Quarterly Report on Form 10-Q for the three months ended March 31 2015 and Annual Report on Form 10-K for the year ended December 31, 2014, respectively and are incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013
Receipts from included contracts subject to the brand contract(1)
Contractual NFL player receipts	$—	$—	$1,256	$823
Contractual NFL player signing bonus receipts	—	—	—	2,765
Contractual NFL player performance incentives receipts	34	—	5	49
Total receipts from NFL player contract	34	—	1,261	3,637
Receipts from other included contracts	2	—	10	13

Total receipts from included contracts subject to the brand contract	$36	$—	$1,271	$3,650

(1)
Please see Notes 1 and 2 to the statements of cash receipts from included contracts for Michael Brockers for an explanation of the basis of presentation and summary of significant accounting policies used in presenting these amounts as presented in our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K, each of which are incorporated by reference in this prospectus. Receipts shown are for historical periods and are not necessarily indicative of future expected receipts from current or future included contracts for any period.

        The following summaries include descriptions of contracted cash receipts for future years under the included contracts, assuming that the parties perform their obligations under the included contracts and none of the included contracts are amended, renegotiated or terminated prior to the expected termination date of the included contracts, as well as a summary of material terms of the included contracts. There can be no assurance that the parties will perform their obligations under the included contracts or that the cash receipts with respect to the Michael Brockers Brand will equal or exceed the aggregate annual cash receipts described in the following summaries.

Michael Brockers NFL Player Contract—St. Louis Rams

        Michael Brockers is in the third year of a four-year player contract with the St. Louis Rams. Michael Brockers received a four year rookie contract prior to the 2012 NFL season. The following table presents (i) contracted amounts under his NFL player contract and (ii) the portion of his compensation that represents ABI as of October 15, 2014, the date we are entitled to receive brand income under the brand contract (amounts in thousands and unaudited):

	Playing Season
					Total (2012-2015)
	2012	2013	2014	2015
NFL Player Salary(1)(2)	$390	$823	$1,256	$1,688	$4,157
Signing Bonus	5,365	—	—	—	5,365

Total	$5,755	$823	$1,256	$1,688	$9,522
Available Brand Income Under the NFL Player Contract(3)	$—	$—	$812	$1,688	$2,500

(1)
All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the St. Louis Rams in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The NFL player salaries for the 2012, 2013, 2014 and 2015 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the St. Louis Rams terminate the NFL player contract (1) because in the sole judgment of the St. Louis Rams, Michael Brockers's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the St. Louis Rams' roster, (2) for salary cap reasons or (3) due to professional football injury Michael Brockers is unable to perform his services under the NFL player contract, then Michael Brockers will receive his NFL player salary.

(2)
Amounts fully guaranteed.

(3)
Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 51. A performance bonus of approximately $45,663 was earned for performance during the 2013 season as defined under Article 28 of the CBA between the NFL and the NFLPA. The payment, which was deferred until 2016, will not be included in ABI.

Other Included Contracts for Michael Brockers

        Other than payments Michael Brockers may receive from NFL Players, Inc. pursuant to the NFLPA Group Licensing Agreement, there are currently no other included contracts.

Kendall Wright Brand

Kendall Wright Brand Contract

        On March 26, 2015, we entered into a brand contract with Kendall Wright. This brand contract entitles us to receive 10% of Kendall Wright's brand income after December 1, 2014.

        In addition to the exclusions laid out above under "—Our Brand Contracts," brand income does not include the following specifically excluded income:

  •
  all proceeds from life, disability or injury insurance policy covering Kendall Wright;

  •
  all amounts payable to Kendall Wright for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or Tennessee Titans as a result of any injury, illness, physical or mental condition, bereavement or birth of his child;

  •
  all consideration payable to Kendall Wright pursuant to that certain agreement dated as of June 1, 2012 by and between adidas America, Inc. and Kendall Wright; and

  •
  all consideration payable to Kendall Wright pursuant to that certain agreement dated October 10, 2012 by and between The Topps Company, Inc. and Kendall Wright.

        As consideration for the ABI under the brand contract, we will pay Kendall Wright a one-time cash amount of $3.125 million contingent upon our ability to obtain financing for the purchase price. Our ABI under the brand contract is contingent upon our payment of the purchase price following the consummation of this offering. We will have no further financial obligation to Kendall Wright under the brand contract once this payment has been made, other than the indemnities described above.

Kendall Wright

        Kendall Wright is a wide receiver for the Tennessee Titans in the NFL and has been in the NFL since the 2012 season. He was selected as the 20th pick overall in the 1st round of the 2012 NFL draft. Kendall Wright attended Baylor University, where he played wide receiver in 50 games. In 2008, Kendall Wright played in all 12 games as a freshman, recording 50 receptions, 649 receiving yards and 5 receiving touchdowns. As a sophomore in 2009, Kendall Wright played in 12 games and was Baylor's leading receiver, posting 66 receptions for 740 yards and 5 touchdowns, and was named All-Big 12 honorable mention. As a junior, Kendall Wright recorded 78 receptions, 7 touchdowns and 952 yards, playing in all 13 games. He posted career high 108 receptions for 1,633 yards and 14 touchdowns as a senior and was named 1st Team All-American and All-Big 12.

        According to statistics publicly available at NFL.com, Kendall Wright's receiving statistics for the 2012, 2013 and 2014 NFL season are as follows:

Year	Team	G	Rec	Yds	Avg	Yds/G	TD
2014	Tennessee Titans	14	57	715	12.5	51.1	6
2013	Tennessee Titans	16	94	1,079	11.5	67.4	2
2012	Tennessee Titans	15	64	626	9.8	41.7	4
TOTAL		45	215	2,420	11.3	53.8	12

        On December 3, 2014, Kendall Wright broke a bone in his right hand and missed two NFL games as a result. Kendall Wright has experienced this injury as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Kendall Wright will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Kendall Wright's playing performance and the value of the Kendall Wright Brand.

        The essence of our vision of the brand identity for Kendall Wright is being a "natural." Kendall Wright grew up in rural northeast Texas. Even without the benefits of a larger city that could have afforded more resources, Kendall Wright quickly emerged as a standout athlete. All-State in three varsity sports, Kendall Wright would eventually became a youth coach while still a student. He went on to a record-setting collegiate football career, culminating with being selected a 1st team All-American as a senior. Blessed with athletic prowess and a unique work ethic, Kendall Wright readily sees his future as one of service. It has driven him from a young age, with his instincts to teach and mentor in the community being just as clear as those that propel him on the field.

        As part of our due diligence of Kendall Wright we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Kendall Wright of any events or incidents (personal or otherwise) relating to Kendall Wright that we believe would materially negatively impact the Kendall Wright Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of March 26,2015, Kendall Wright is a sound credit risk with sufficient financial health and stability, with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $3.33 million if he retires from professional football within two years of the date of the offering of Fantex Series Kendall Wright for any reason other than a "good reason." For instance, as part of our due diligence, we were provided information that showed that Kendall Wright has substantial amounts of cash and liquid investments and limited debt, with an asset-to-debt ratio of approximately 4 to 1. In addition, as of March 26, 2015, Kendall Wright's current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the 12 months after the effective date of Kendall Wright's brand contract. As a result, we have concluded that he is a sound credit risk. Other than the $0.156 million of the cash consideration to be held in escrow for six months, we have not required Kendall Wright to place any additional funds in an escrow account as security to cover the repayment of $3.33 million in the event he retires from professional football within two years following completion of the offering for any reason other than a "good reason." In addition, we intend to monitor the creditworthiness and financial health and stability of Kendall Wright on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.

Kendall Wright Brand Income

        Kendall Wright is not currently subject to any contracts that are included in his brand income other than his NFL player contract and the NFLPA Group Licensing Agreement.

Kendall Wright NFL Player Contract—Tennessee Titans (the Titans)

        Kendall Wright has completed the third year of a four-year player contract with the Titans and received a four year rookie contract prior to the 2012 NFL season. The following table presents (i) contracted amounts under his NFL player contract and (ii) the portion of his compensation that represents Available Brand Income as of December 1, 2014, the date we are entitled to receive brand income under the brand contract (amounts in thousands and unaudited):

	Playing Season
	2012	2013	2014	2015
NFL Player Salary(1)(2)	$390	$480	$570	$884
Roster Bonus(2)	—	284	567	627

Signing Bonus	4,417	—	—	—

Total	$4,807	$764	$1,137	$1,511
Available Brand Income Under the NFL Player Contract(3)	$—	$—	$167	$1,511

(1)
All amounts are payable in twelve equal installments of 1/24th each on the 1st and 15th days of every month, commencing with September 15th and continuing thereafter until March 31st of the following year, at which time the entire remaining earned and unpaid balance is paid in full. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The player salaries for the 2012, 2013, 2014 and 2015 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the Titans terminate the NFL player contract (1) because in the sole judgment of the Titans, Kendall Wright's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Titans' roster, (2) for salary cap reasons or (3) due to professional football injury Kendall Wright is unable to perform his services under the NFL player contract, then Kendall Wright will receive his NFL player salary.

(2)
Kendall Wright earned the roster bonus for the 2013, 2014 and 2015 seasons.

(3)
Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 51.

Jack Mewhort Brand

Jack Mewhort Brand Contract

        On March 26, 2015, we entered into a brand contract with Jack Mewhort. This brand contract entitles us to receive 10% of Jack Mewhort's brand income after February 15, 2015.

        In addition to the exclusions laid out above under "—Our Brand Contracts," brand income does not include the following specifically excluded income:

  •
  all proceeds from life, disability or injury insurance policy covering Jack Mewhort;

  •
  all amounts payable to Jack Mewhort for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or Indianapolis Colts as a result of any injury, illness, physical or mental condition, bereavement or birth of his child;

  •
  any consideration payable to him pursuant to the Football Contract between Jack Mewhort and Nike USA, Inc. dated July 1, 2014;

  •
  $413,128 of Jack Mewhort's NFL player contract signing bonus paid in March 2015; and

  •
  for the 2014 NFL season, performance based compensation of $190,893 earned pursuant to Article 28 of the NFL's CBA.

        As consideration for the ABI under the brand contract, we will pay Jack Mewhort a one-time cash amount of $2.52 million contingent upon our ability to obtain financing for the purchase price. Our ABI under the brand contract is contingent upon our payment of the purchase price following the consummation of the offering of Fantex Series Jack Mewhort. We will have no further financial obligation to Jack Mewhort under the brand contract once this payment has been made, other than the indemnities described above.

Jack Mewhort

        Jack Mewhort is an offensive guard for the Indianapolis Colts in the NFL and has been in the NFL since the 2014 season. He was selected by the Indianapolis Colts with the 59th overall pick in the 2nd round of the 2014 NFL Draft. Jack Mewhort attended The Ohio State University, where he played on the offensive line in a total of 49 games. At Ohio State, he played in 10 games as a redshirt freshman and was named to the all-Big Ten Freshmen team by Rivals.com. The following season, Jack Mewhort started the first five games of the season at left guard and finished the remainder of the season with eight consecutive starts at right guard, and was named Honorable Mention All-Big Ten Conference. In the 2012 season, Jack Mewhort started all 12 games at left tackle and was presented with Ohio State's 2012 co-offensive lineman of the year award. The Ohio State Buckeyes went undefeated in 2012, and won the Big Ten Conference Leaders Division. In 2013, Jack Mewhort was named to the preseason watch list for the Outland Trophy. For the 2013 season, Jack Mewhort was named a first-team All-American by ESPN.com, and second-team All-American by Walter Camp, Sports Illustrated and the Football Writers Association of America. Jack Mewhort was also invited to the Reese's Senior Bowl. As an NFL rookie, Jack Mewhort started and played in 14 regular season games and 3 post-season games as the left guard for the Indianapolis Colts.

        On July 2, 2014, Jack Mewhort underwent arthroscopic knee surgery on his right knee, after the Indianapolis Colts' rookie minicamp, but started the first four games of the 2014 NFL regular season for the Indianapolis Colts. Jack Mewhort missed two NFL games on October 5, 2014 and October 9, 2014, due to an ankle injury. Jack Mewhort has experienced this injury as well as instances of normal wear and tear as an athlete in Division I college football and the NFL and we expect that Jack Mewhort will continue to experience such wear and tear. Any worsening of these conditions, or re-injury or new injury, could materially and adversely affect Jack Mewhort's playing performance and the value of the Jack Mewhort Brand.

        As part of our due diligence of Jack Mewhort we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Jack Mewhort of any events or incidents (personal or otherwise) relating to Jack Mewhort that we believe would materially negatively impact the Jack Mewhort Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of February 15, 2015, Jack Mewhort is a sound credit risk with sufficient financial health and stability, with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $2.68 million if he retires from professional football within two years of the date of the offering of Fantex Series Jack Mewhort for any reason other than a "good reason." For instance, as part of our due diligence, we were provided information that showed that Jack Mewhort has substantial amounts of cash and liquid investments and limited debt, with an asset-to-debt ratio of greater than 4 to 1. In addition, as of February 15, 2015, Jack Mewhort's current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the 24 months after the effective date of Jack Mewhort's brand contract. As a result, we have concluded that he is a sound credit risk. Other than the $0.126 million of the cash consideration to be held in escrow for six months, we have not required Jack Mewhort to place any additional funds in an escrow account as security to cover the repayment of $2.68 million in the event he retires from professional football within two years following completion of the offering for any reason other than a "good reason." In addition, we intend to monitor the creditworthiness and financial health and stability of Jack Mewhort on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.

Jack Mewhort Brand Income

        Jack Mewhort is not currently subject to any contracts that are included in his brand income other than his NFL player contract and the NFLPA Group Licensing Agreement.

Jack Mewhort NFL Player Contract—Indianapolis Colts (the Colts)

        Jack Mewhort has completed the first year of a four-year player contract with the Colts. The following table presents (i) contracted amounts under his NFL player contract and (ii) the portion of his compensation that represents Available Brand Income as of February 15, 2015, the date we are entitled to receive brand income under the brand contract (amounts in thousands and unaudited):

	Playing Season
	2014	2015	2016	2017
NFL Player Salary(1)	$420	$582	$745	$907
Signing Bonus(2)	506	413	—	—

Total	$926	$995	$745	$907
Available Brand Income Under the NFL Player Contract(3)	$—	$582	$745	$907

(1)
All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Colts in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. Of the player salaries for the 2014, 2015, 2016 and 2017 NFL seasons, only $417,000 of Jack Mewhort's 2015 salary is subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during this contract the Colts terminate the NFL player contract (1) because in the sole judgment of the Colts, Jack Mewhort's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Colt's roster, (2) for salary cap reasons or (3) due to professional football injury Jack Mewhort is unable to perform his services under the NFL player contract, then Jack Mewhort will not receive the remainder of his NFL player salary.

(2)
Amounts fully guaranteed. $506,000 of the signing bonus was paid in 2014 and $413,128 of the signing bonus was paid in 2015. The portion of the signing bonus to be paid in 2015 is excluded from brand income.

(3)
Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 51.

Overview of Professional Football, Honors and Awards

        The NFL is the premier professional football league in the United States and was founded on August 21, 1920. The NFL is comprised of 32 teams divided into two conferences, the National Football Conference (the "NFC"), and the American Football Conference (the "AFC"), which in turn each have four divisions. The regular season of the NFL consists of 16 games played on a weekly basis over 17 weeks (with one bye week for each team) roughly from September to December, with up to four post-season games. Football is a physically demanding sport, requiring strength, speed and power. In addition, because of the frequent tackling and other physical contact, football players are prone to injury. The age at which NFL players peak depends on many factors, including the player's position and the physical training of the player.

        The Associated Press annually publishes a list of the best player for each position, which it designates as the "All-Pro Team." Each year the All-Pro Team is selected by a national panel of media members, regardless of the conference in which the player competes. The First Team consists of the top one or two players at each position; the Second Team consists of the runners-up at each position. One player is selected at quarterback, fullback, tight end, center, punter, place kicker, and kick returner, while two players are selected at running back, wide receiver, offensive tackle, offensive guard, outside linebacker, inside/middle linebacker, defensive end, defensive tackle, cornerback, and safety. In the event of a unanimously selected quarterback, fullback, tight end, center, punter, place kicker, or kick returner, there will be no Second Team selection at that position. Additional designations, such as NFL "Most Valuable Player" are presented by various media outlets.

        Since the 1938 season, the NFL has held the Pro Bowl. NFL players are invited to attend the Pro Bowl based on votes cast by NFL coaches, NFL players and fans. The players for each position who receive the highest votes for their respective conferences are selected to play in the Pro Bowl. An invitation to play in the Pro Bowl is generally considered to be a significant honor.

Professional Football Compensation

  Overview

        Player compensation during the regular season is established by contract between the player and the NFL franchise under the CBA between the NFL and the NFLPA. On August 4, 2011, the NFL and NFLPA entered into the current CBA which will be effective until the 2020 season, subject to certain exceptions. NFL player contracts generally conform to the form player contract contained in the CBA, however individual modifications may be made.

  Salary Cap

        The CBA establishes the maximum amount of compensation each club may pay to its players in a given season. This salary cap is calculated as a percentage of total league revenue. The current CBA provides that the salary cap may not exceed in the aggregate 48% of projected league revenues (excluding stadium credit) during the 2012-2014 seasons and 48.5% of projected league revenues (excluding stadium credit) during the 2015-2020 seasons, except that the salary cap may not be less than $142.5 million per team. The salary cap is divided equally among all 32 teams. The salary cap amount is reduced by retired player benefits, which were approximately $22.0 million in 2011. From 1994 to 2015 the NFL per team salary cap, after reduction for retired player benefits, rose from approximately $34.6 million to approximately $143.3 million, according to the NFL.

        Each team has discretion to allocate compensation among players, however, the CBA imposes a minimum salary that increases over time based on the number of seasons played and the player's roster status. Teams may offer signing bonuses to the player and certain amounts of "guaranteed money" that are paid to the player regardless of whether the player is on the club's active roster. For purposes of determining the salary cap, signing bonuses are prorated over the life of the contract. As a result, teams may sometimes offer a larger percentage of the overall compensation in the form of a signing bonus to allow for a higher upfront payment while mitigating the impact on the current season's salary cap. However, large signing bonuses will decrease the amount of money available under the salary cap in successive seasons. In addition, players may sometimes agree to renegotiate contracts in order to accommodate salary cap considerations.

  Additional Bonus Opportunities

        Each player is compensated for each post-season game in accordance with a schedule established in the CBA. In the years 2011 to 2020, an NFL Player would be entitled to receive additional compensation ranging between:

  •
  $20,000 to $30,000 for playing on a wild-card team;

  •
  $22,000 to $33,000 participating in a division playoff game;

  •
  $40,000 to $59,000 for participating in a conference championship;

  •
  $44,000 to $65,000 for participating in the Super Bowl; and

  •
  $88,000 to $130,000 for winning the Super Bowl.

        Under Article 28 of the CBA, a performance based pool ("PBP Compensation," as defined in the CBA), supplements player compensation based on a comparison of such player's playing time to salary, with the goal of providing additional pay to players with lower total compensation and significant playing time. Players become eligible for a bonus in any regular season in which they play at least one official down. Payout of the performance based pool is computed by using a "player index" produced by dividing a player's regular-season playtime (total plays on offense, defense and special teams) by his adjusted regular-season compensation (full regular season salary, prorated portion of signing bonus and earned incentives). Each player's index is then compared to those of his teammates to determine the amount of his PBP Compensation.

        The NFL compensates Pro Bowl players based on a schedule established in the CBA. Between the years 2011 and 2020, NFL players participating in the Pro Bowl are entitled to $25,000 to $37,000, with the players on the winning team receiving compensation ranging from $50,000 to $74,000. To the extent players are unable to participate in the Pro Bowl due to the timing of the Super Bowl, they are entitled to compensation equal to the midpoint between the payments due to the winning and losing teams. In addition to compensation received from the NFL, Pro Bowl players often receive bonuses from their endorsers as a result of being invited to play in the Pro Bowl. We do not believe that players selected to the Pro Bowl who are unable to play for reasons other than participation in the Super Bowl are entitled to Pro Bowl compensation.

        In addition, NFL players are eligible to receive certain income from NFL Players, Inc., the marketing and licensing subsidiary of the NFLPA, which licenses the right to use players' names, signature facsimiles, voices, pictures, photographs, likenesses and/or biographical information (collectively "image") in group licensing programs. NFL players are not entitled to any additional income under the CBA or their NFL player contracts in exchange for the rights granted to the NFLPA in their NFL player contracts. Nevertheless, a player may from time to time receive income from such sponsorships at the discretion of NFL Players, Inc. and the NFLPA.

  Endorsements

        We believe that NFL players, including All-Pro or Pro Bowl caliber players, and baseball players generally receive a smaller percentage of their total compensation than other professional athletes from endorsement and appearance fees. Based on our internal market research we believe this is true for NFL players in part because they wear helmets and pads during games, and therefore are less recognizable, and they play on a large roster and in fewer games than other major professional sports in the United States. We believe the endorsement income that NFL players receive is determined by many factors including their position, the market in which the player performs, personal drive and ambition, personality, "likability," authenticity, consistency, "mediagenic" qualities, fan base and brand image.

        Quarterbacks are generally considered to be the most marketable NFL players and often garner the largest endorsement contracts, followed by other skilled-position players. Winning post-season championships and winning individual awards such as being named to the Pro Bowl or All-Pro Team, playoff wins and Super Bowl championships, can increase the earning potential of a professional football player. Earning most valuable player awards for stand out performances can also increase the earning potential of NFL players. Endorsement contracts typically have morality clauses and minimum playing requirements that allow the sponsor to terminate the sponsorship.

TRANSACTIONS WITH RELATED PERSONS

        The following is a description of transactions since the filing of our Annual Report on Form 10-K for the year ended December 31, 2014. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Participation in this Offering

        Fantex Holdings and certain directors and related persons of Fantex Holdings may purchase from FBS, at the initial public offering price, up to 174,000 shares and 74,900 shares, respectively, of Fantex Series Michael Brockers in this offering under specified circumstances. The total amount of shares purchased by such standby purchasers may be increased by up to 18,000 shares to an aggregate of 266,900 shares prior to the closing of this offering. Sales of shares to Fantex Holdings pursuant to the underwriting agreement will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price.

Indemnity Agreements

        Our parent, Fantex Holdings, has agreed to indemnify each of our current contract parties under certain circumstances if the ABI that we are purchasing from them under their respective brand contracts is reportable income to them and not deductible for United States federal income tax purposes. We are not a party to these indemnity agreements, and would have no direct or indirect obligation to the contract parties or our parent under these agreements. However, because our parent is a party to these agreements, we may be deemed to benefit from these agreements. In addition, to the extent such obligation of our parent to the contract parties impacts its financial stability and its continued ability to provide services under the management agreement, as discussed below, an adverse tax ruling may indirectly impact Fantex as a whole, and therefore, the investors in our Fantex Series Michael Brockers.

 DESCRIPTION OF CAPITAL STOCK

        The description of our capital stock contained in our Form 8-A as filed with the SEC on March 20, 2015 is hereby incorporated by reference in this prospectus and elsewhere in this registration statement. In addition, we have authorized for issuance shares of tracking stocks, with 362,200 initially designated as Fantex Series Michael Brockers upon the consummation of this offering, 268,100 shares expected to be designated as Fantex Series Jack Mewhort upon the consummation of the offering of Fantex Series Jack Mewhort and 332,500 shares expected to be designated as Fantex Series Kendall Wright upon the consummation of the offering of Fantex Series Kendall Wright.

        As of May 15, 2015, there were outstanding 100,000,000 shares of our platform common stock held by one stockholder of record, our parent company, Fantex Holdings.

        The foregoing description of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and certificates of designations for each of

  •
  Fantex Series Michael Brockers to be in effect upon the consummation of this offering;

  •
  Fantex Series Jack Mewhort to be in effect upon the consummation of the offering of Fantex Series Jack Mewhort; and

  •
  Fantex Series Kendall Wright to be in effect upon the consummation of the offering of Fantex Series Kendall Wright;

is a summary and is qualified in its entirety by reference to the full copies of these documents, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, to our Annual Report on Form 10-K for the year ended December 31, 2014 and our Form 8-A as filed with the SEC on March 20, 2015.

PLAN OF DISTRIBUTION

        This prospectus has been prepared for use by FBS in connection with offers and sales of Fantex Series Michael Brockers in market-making transactions effected from time to time. FBS may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

        We are an affiliate of FBS. In connection with the initial public offering of Fantex Series Michael Brockers, we agreed to file a "market-making" prospectus in order to enable FBS to engage in market-making activities for Fantex Series Michael Brockers. We have agreed to indemnify FBS against certain liabilities, including liabilities under the Securities Act, and to contribute payments which FBS might be required to make in connection with the market-making activities.

        FBS may also act as a market-maker in the secondary market from time to time, but it is not obligated to make a market in Fantex Series Michael Brockers and may discontinue any market-making at any time without notice, in its sole discretion. FBS is a member of FINRA and may participate in distributions of Fantex Series Michael Brockers.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our Fantex Series Michael Brockers, and a liquid trading market for our Fantex Series Michael Brockers may not develop or be sustained after this offering. Future sales of substantial amounts of our Fantex Series Michael Brockers in the public market or the perception that such sales could occur, could materially and adversely affect the market price of our Fantex Series Michael Brockers and could impair our ability to raise capital in the future. Furthermore, because only a limited number of shares of our Fantex Series Michael Brockers may be available for sale in the public market after the closing of this offering due to contractual, legal and other restrictions on resale described below, sales of a substantial number of shares of our Fantex Series Michael Brockers in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Fantex Series Michael Brockers and our ability to raise capital in the future.

        We are offering 362,200 shares of our Fantex Series Michael Brockers in this offering. Of these shares, at least 113,300 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. Under the terms of the standby purchase agreement, we expect Fantex Holdings and certain directors and related persons of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to 174,000 shares and 74,900 shares, respectively, of Fantex Series Michael Brockers in this offering. The total amount of shares purchased by such standby purchasers may be increased by up to 18,000 shares to an aggregate of 266,900 shares prior to the closing of this offering. Sales of shares to Fantex Holdings and any such directors and related persons of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price. Fantex Holdings and any such directors and related persons of Fantex Holdings have also agreed in the standby purchase agreement that they will not sell any shares purchased in this offering unless the offering of such shares is pursuant to a subsequent registration statement.

Lock-up Agreements

        In connection with this offering and pursuant to FINRA Rule 5110(g)(1) and the representations in the underwriting agreement, Fantex Holdings will not dispose of or hedge any shares of our Fantex Series Michael Brockers or securities convertible into or exchangeable for shares of Fantex Series Michael Brockers during the period from the date of the underwriting agreement continuing through the date 180 days after the effective date of this offering.

Registration Rights

        Fantex Holdings does not currently have the right to require us to register shares of our Fantex Series Michael Brockers for resale. However, because Fantex Holdings will, following this offering, hold substantially all of the voting power of our outstanding common stock, it will have substantial ability to cause us to register shares of Fantex Series Michael Brockers for resale at any time after the expiration of the 180-day lock-up period following the effective date of this offering.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        Subject to the qualifications, assumptions and limitations contained herein, the statements of law and legal conclusions contained under this caption "Material U.S. Federal Income Tax Considerations" regarding the material U.S. federal income tax consequences of an investment in Fantex Series Michael Brockers constitute the opinion of Latham & Watkins LLP.

U.S. Federal Income Tax Treatment of Fantex Series Michael Brockers

        Fantex Series Michael Brockers should be treated as stock of Fantex for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of Fantex Series Michael Brockers. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of Fantex Series Michael Brockers. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

        If Fantex Series Michael Brockers is considered property other than common stock of Fantex, Fantex would generally be taxed on a portion of the appreciation of the assets, if any, attributable to Fantex Series Michael Brockers upon the issuance of such stock. In addition, income, gain, losses and deductions of one tracking stock would not be offset against the income, gain, losses and deductions of another tracking stock. Prospective investors are urged to consult their tax advisors regarding the tax consequences of an investment in Fantex Series Michael Brockers. The remainder of this discussion assumes Fantex Series Michael Brockers will be treated as common stock of Fantex.

Taxation of Non-U.S. Holders

        The following discussion sets forth the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of Fantex Series Michael Brockers issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Fantex Series Michael Brockers. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of Fantex Series Michael Brockers.

        This discussion is limited to non-U.S. holders that hold Fantex Series Michael Brockers as a "capital asset" within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

  •
  U.S. expatriates and certain former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding Fantex Series Michael Brockers as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  real estate investment trusts or regulated investment companies;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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  S-corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

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  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell Fantex Series Michael Brockers under the constructive sale provisions of the Code;

  •
  persons who hold or receive Fantex Series Michael Brockers pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Fantex Series Michael Brockers, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Fantex Series Michael Brockers and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF FANTEX SERIES MICHAEL BROCKERS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of Fantex Series Michael Brockers that is neither a "U.S. person" nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Dividends and Distributions

        If we make distributions of cash or property on Fantex Series Michael Brockers, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its Fantex Series Michael Brockers, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of Fantex Series Michael Brockers that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

        Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding Fantex Series Michael Brockers in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

        Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Fantex Series Michael Brockers unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  Fantex Series Michael Brockers constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

        A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of Fantex Series Michael Brockers will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

        Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Conversion

        Our board of directors may, at any time following the two-year anniversary of the filing of a certificate of designations creating Fantex Series Michael Brockers resolve to convert our Fantex Series Michael Brockers into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Fantex Series Michael Brockers by the fair value of a share of our platform common stock. If Fantex Series Michael Brockers is treated as the stock of Fantex, an exchange of stock incident to such a conversion will qualify as a tax-free recapitalization such that no gain or loss should be recognized by Fantex or by holders of Fantex Series Michael Brockers. If, however, Fantex Series Michael Brockers is not treated as the stock of Fantex, then a conversion of Fantex Series Michael Brockers into shares of platform common stock would be a taxable exchange for federal income tax purposes. In such a case, holders of a share of Fantex Series Michael Brockers would recognize gain or loss in an amount equal to the difference between the fair market value of the platform common stock received and their adjusted basis in the share of Fantex Series Michael Brockers surrendered in the conversion.

Information Reporting and Backup Withholding

        Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on Fantex Series Michael Brockers we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on Fantex Series Michael Brockers paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

        Information reporting and backup withholding may apply to the proceeds of a sale of Fantex Series Michael Brockers within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of Fantex Series Michael Brockers outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under the Sections 1471 through 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Fantex Series Michael Brockers paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on Fantex Series Michael Brockers made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Fantex Series Michael Brockers.

 LEGAL MATTERS

        The validity of the shares of Fantex Series Michael Brockers we are offering and certain tax matters will be passed upon by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

        The financial statements of Fantex, Inc. incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to expenses paid by Fantex Holdings, Inc.). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The Statements of Cash Receipts from Included Contracts for each of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Arian Foster, incorporated in this prospectus by reference from the Fantex Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (each of which reports expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements), which are incorporated herein by reference. Such Statements of Cash Receipts from Included Contracts have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The Statements of Cash Receipts from Included Contracts for Kendall Wright and Jack Mewhort included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (each of which reports expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements). Such Statements of Cash Receipts from Included Contracts have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO STATEMENTS OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Report of Independent Registered Public Accounting Firm	SR-KW-2
Statements of Cash Receipts from Included Contracts for the years ended December 31, 2014 and 2013	SR-KW-3
Notes to Statements of Cash Receipts from Included Contracts	SR-KW-4

        The accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright (together with any affiliates, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), present the cash or other considerations received by the Contract Party from included contracts subject to the Brand Contract for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts").

        These Statements of Cash Receipts from Included Contracts reflect the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2013. The Statements of Cash Receipts from Included Contracts reflect the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2013, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statements of Cash Receipts from Included Contracts do not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract. The amounts reflected in the Statements of Cash Receipts from Included Contracts are not necessarily indicative of future cash receipts that will be subject to the Brand Contract.

        Investors in our Fantex Series Kendall Wright are investing in Fantex and not in the Brand Contract or Kendall Wright. However, Fantex Series Kendall Wright is intended to track and reflect the separate economic performance of the assets to be attributed to the Kendall Wright Brand. Only Fantex will have rights under the Brand Contract and recourse against Kendall Wright.

SR-KW-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Fantex, Inc.:

        We have audited the accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright ("the Contract Party") dated March 26, 2015 (the "Brand Contract"), for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts"). These Statements of Cash Receipts from Included Contracts are the responsibility of Fantex's management. Our responsibility is to express an opinion on these Statements of Cash Receipts from Included Contracts based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Cash Receipts from Included Contracts are free of material misstatement. Fantex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts. Our audits included consideration of internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantex's internal control over financial reporting as it relates to the Statements of Cash Receipts from Included Contracts. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Cash Receipts from Included Contracts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Cash Receipts from Included Contracts. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying Statements of Cash Receipts from Included Contracts were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Registration Statement on Form S-1 of Fantex. As discussed in Note 1 to the Statements of Cash Receipts from Included Contracts, the statements are not intended to be a complete presentation of the Contract Party's cash receipts. Further, Fantex's interest in the Contract Party cash receipts from included contracts, as defined in Note 2 to the Statements of Cash Receipts from Included Contracts, will commence upon the effective date of the Brand Contract, which has not yet occurred.

        In our opinion, the Statements of Cash Receipts from Included Contracts referred to above present fairly, in all material respects, the cash receipts from included contracts subject to the Brand Contract for the years ended December 31, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
April 8, 2015

SR-KW-2

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between

Fantex, Inc. and

Kendall Wright dated March 26, 2015

(Amounts in thousands)

	Year Ended December 31,
	2014	2013
RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT
Contractual NFL player receipts	$510	$420
Contractual NFL player performance incentives receipts	567	333

Total receipts from NFL player contract	1,077	753
Receipts from other included contracts	64	163

TOTAL RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT	$1,141	$916

The notes are an integral part of these statements

SR-KW-3

Notes to Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Kendall Wright dated March 26, 2015

Note 1. Basis of Presentation

        The accompanying Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Kendall Wright (together with any affiliates, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), present the cash or other considerations received by the Contract Party from included contracts (see Note 2) subject to the Brand Contract for the years ended December 31, 2014 and 2013 ("Statements of Cash Receipts from Included Contracts").

        The Brand Contract entitles Fantex to 10% of the Contract Party's cash or other considerations received from included contracts from the effective date of the Brand Contract and cash or other considerations received from future contracts resulting from certain activities of the Contract Party ("acquired brand income" or "ABI"). These certain activities, defined under the terms of the Brand Contract as the "Field," include activities in or substantially related to being a football player, broadcasting, coaching, motion pictures, television, radio, music, literary, talent engagements, personal appearances, public appearances in places of amusement and entertainment, records and recording, publications, and the use or license of Contract Party's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements and appearances, and any other activities in which Contract Party uses or licenses its name, likeness or reputation to generate cash or other considerations received, unless such activities are specifically excluded by the Brand Contract. In the event that there is any ambiguity as to whether an activity is in the Field, Fantex and the Contract party shall discuss in good faith to consider whether such activity is of the type typically performed by the Contract Party in the principal business (such activities may include sports casting, coaching, acting as spokesperson, etc.). If a resolution is not reached within 30 days from the initial discussions Fantex or the Contract Party may remit the matter to arbitration.

        These Statements of Cash Receipts from Included Contracts reflect the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2013. The Statements of Cash Receipts from Included Contracts reflect the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2013, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statements of Cash Receipts from Included Contracts do not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract.

        These Statements of Cash Receipts from Included Contracts were prepared from the historical records of the Contract Party and are not intended to be a complete presentation of the Contract Party's cash receipts. Cash receipts are only earned by Fantex under the Brand Contract subsequent to the effective date of the Brand Contract. In the event the Contract Party does not receive cash, or other considerations no amounts are due to Fantex. The Statements of Cash Receipts from Included Contracts are presented in accordance with accounting principles generally accepted in the United States of America.

SR-KW-4

Notes to Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Kendall Wright dated March 26, 2015 (Continued)

Note 2. Summary of Significant Accounting Policies

        Contractual National Football League (NFL) player receipts—These receipts are recorded based on the cash received by the Contract Party for being on the roster for NFL games, paid on a weekly or bi-weekly basis throughout the season.

        Contractual NFL player performance incentives receipts—These receipts are recorded based on the cash received from various incentives included in the Contract Party's NFL player contract and the player performance bonus under Article 28 of the Collective Bargaining Agreement ("CBA"). The player performance bonus is calculated annually and varies each year based on a comparison of playing time to salary.

        Receipts from other included contracts—These receipts are recorded based on the cash, or other considerations received from the Contract Party's other contracts subject to the Brand Contract, such as endorsements and cash received from NFL Players, Inc. for licensing the image and likeness of the Contract Party.

        Included Contracts—Included contracts are those that are effective upon the date that the Brand Contract was executed by Fantex and the Contract Party and that are included in the Brand Contract. For contracts that existed at the signing on March 26, 2015 of the Brand Contract that are renewals of previous contracts with the same counterparty, those prior contracts, which relate to periods prior to the signing of the Brand Contract, have been considered included contracts.

Note 3. Subsequent Events

        Fantex has evaluated activity after December 31, 2014 until April 8, 2015, and other than the events described above, Fantex is not aware of any events that have occurred subsequent to December 31, 2014 that would require adjustments to or disclosures in the Statements of Cash Receipts from Included Contracts.

SR-KW-5

INDEX TO STATEMENT OF CASH RECEIPTS FROM INCLUDED CONTRACTS

Report of Independent Registered Public Accounting Firm	SR-JM-2
Statement of Cash Receipts from Included Contracts for the year ended December 31, 2014	SR-JM-3
Notes to Statement of Cash Receipts from Included Contracts	SR-JM-4

        The accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort (together with any affiliates, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), presents the cash or other considerations received by the Contract Party from included contracts subject to the Brand Contract for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts").

        This Statement of Cash Receipts from Included Contracts reflects the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2014. The Statement of Cash Receipts from Included Contracts reflects the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2014, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statement of Cash Receipts from Included Contracts does not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract. The amounts reflected in the Statement of Cash Receipts from Included Contracts are not necessarily indicative of future cash receipts that will be subject to the Brand Contract. No amounts would be subject to the Brand Contract prior to January 1, 2014 because the Contract Party was not engaged in brand income generating activities until 2014.

        Investors in our Fantex Series Jack Mewhort are investing in Fantex and not in the Brand Contract or Jack Mewhort. However, Fantex Series Jack Mewhort is intended to track and reflect the separate economic performance of the assets to be attributed to the Jack Mewhort Brand. Only Fantex will have rights under the Brand Contract and recourse against Jack Mewhort.

SR-JM-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Fantex, Inc.:

        We have audited the accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort ("the Contract Party") dated March 26, 2015 (the "Brand Contract"), for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts"). This Statement of Cash Receipts from Included Contracts is the responsibility of Fantex's management. Our responsibility is to express an opinion on this Statement of Cash Receipts from Included Contracts based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Cash Receipts from Included Contracts is free of material misstatement. Fantex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts. Our audit included consideration of internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantex's internal control over financial reporting as it relates to the Statement of Cash Receipts from Included Contracts. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Cash Receipts from Included Contracts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Cash Receipts from Included Contracts. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying Statement of Cash Receipts from Included Contracts was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. As discussed in Note 1 to the Statement of Cash Receipts from Included Contracts, the statement is not intended to be a complete presentation of the Contract Party's cash receipts. Further, Fantex's interest in the Contract Party cash receipts from included contracts, as defined in Note 2 to the Statement of Cash Receipts from Included Contracts, will commence upon the effective date of the Brand Contract, which has not yet occurred.

        In our opinion, the Statement of Cash Receipts from Included Contracts referred to above presents fairly, in all material respects, the cash receipts from included contracts subject to the Brand Contract for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
San Francisco, California
April 8, 2015

SR-JM-2

Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Jack Mewhort dated March 26, 2015

(Amounts in thousands)

Year Ended December 31,
2014
RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT
Contractual NFL player receipts	$420
Contractual NFL player signing bonus receipts	506

Total receipts from NFL player contract	926
Receipts from other included contracts	2

TOTAL RECEIPTS FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT	$928

The notes are an integral part of this statement

SR-JM-3

Notes to Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. and Jack Mewhort dated March 26, 2015

Note 1. Basis of Presentation

        The accompanying Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Jack Mewhort (together with any affiliates, the "Contract Party") dated March 26, 2015 (the "Brand Contract"), presents the cash or other considerations received by the Contract Party from included contracts (see Note 2) subject to the Brand Contract for the year ended December 31, 2014 ("Statement of Cash Receipts from Included Contracts").

        The Brand Contract entitles Fantex to 10% of the Contract Party's cash or other considerations received from included contracts from the effective date of the Brand Contract and cash or other considerations received from future contracts resulting from certain activities of the Contract Party ("acquired brand income" or "ABI"). These certain activities, defined under the terms of the Brand Contract as the "Field," include activities in or substantially related to being a football player, broadcasting, coaching, motion pictures, television, radio, music, literary, talent engagements, personal appearances, public appearances in places of amusement and entertainment, records and recording, publications, and the use or license of Contract Party's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements and appearances, and any other activities in which Contract Party uses or licenses its name, likeness or reputation to generate cash or other considerations received, unless such activities are specifically excluded by the Brand Contract. In the event that there is any ambiguity as to whether an activity is in the Field, Fantex and the Contract party shall discuss in good faith to consider whether such activity is of the type typically performed by the Contract Party in the principal business (such activities may include sports casting, coaching, acting as spokesperson, etc.). If a resolution is not reached within 30 days from the initial discussions Fantex or the Contract Party may remit the matter to arbitration.

        This Statement of Cash Receipts from Included Contracts reflects the historical cash receipts of the Contract Party that would have been subject to the Brand Contract with Fantex had the brand contract been in place beginning January 1, 2014. The Statement of Cash Receipts from Included Contracts reflects the gross amount received by the Contract Party subject to the Brand Contract. Had the brand contract been in place beginning January 1, 2014, and subject to the following consideration regarding expired contracts, Fantex would have been entitled to receive 10% of the gross amount received by the Contract Party. The Statement of Cash Receipts from Included Contracts does not reflect earnings of the Contract Party under contracts that had expired and not been renewed as of the signing date of the Brand Contract, as it is not possible to determine if the Contract Party would have excluded these contracts from the Brand Contract.

        This Statement of Cash Receipts from Included Contracts was prepared from the historical records of the Contract Party and is not intended to be a complete presentation of the Contract Party's cash receipts. Cash receipts are only earned by Fantex under the Brand Contract subsequent to the effective date of the Brand Contract. In the event the Contract Party does not receive cash, or other considerations no amounts are due to Fantex. The Statement of Cash Receipts from Included Contracts is presented in accordance with accounting principles generally accepted in the United States of America.

Note 2. Summary of Significant Accounting Policies

        Contractual National Football League (NFL) player receipts—These receipts are recorded based on the cash received by the Contract Party for being on the roster for NFL games, paid on a weekly or bi-weekly basis throughout the season.

SR-JM-4

Notes to Statement of Cash Receipts from Included Contracts Subject to the Brand Agreement between Fantex, Inc. and Jack Mewhort dated March 26, 2015 (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Contractual NFL signing bonus receipts—These receipts are recorded based on the cash received for the signing of the Contract Party's NFL player contract, paid on multiple dates as set forth in the NFL contract.

        Receipts from other included contracts—These receipts are recorded based on the cash, or other considerations received from the Contract Party's other contracts subject to the Brand Contract, such as endorsements and cash received from NFL Players, Inc. for licensing the image and likeness of the Contract Party.

        Included Contracts—Included contracts are those that are effective upon the date that the Brand Contract was executed by Fantex and the Contract Party and that are included in the Brand Contract. For contracts that existed at the signing on March 26, 2015 of the Brand Contract that are renewals of previous contracts with the same counterparty, those prior contracts, which relate to periods prior to the signing of the Brand Contract, have been considered included contracts.

Note 3. Subsequent Events

        Fantex has evaluated activity after December 31, 2014 until April 8, 2015, and other than the events described above, Fantex is not aware of any events that have occurred subsequent to December 31, 2014 that would require adjustments to or disclosures in the Statement of Cash Receipts from Included Contracts.

SR-JM-5

362,200 Shares

Fantex Series Michael Brockers Convertible Tracking Stock

and

Shares of Platform Common Stock issuable upon conversion of

the Fantex Series Michael Brockers Convertible Tracking Stock

PROSPECTUS
May 26, 2015

FANTEX BROKERAGE SERVICES, LLC	MERRIMAN CAPITAL, INC.